SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the quarter ended October 31, 2005

Commission File Number: 0-30320

TRINTECH GROUP PLC

(Exact name of registrant as specified in its charter)

Ireland

(Jurisdiction of incorporation or organization)

Trintech Group PLC

Trintech Building

South County Business Park

Leopardstown

Dublin 18, Ireland

(Address of principal executive offices)

Indicate by check whether the registrant files or will file annual reports under Form 20-F or Form 40-F.

Form 20-F    X          Form 40-F

Indicate by check whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities and Exchange Act of 1934.

Yes                      No    X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection Rule 12g3-2(b): 82- N/A

Trintech Group PLC

Form 6-K

INCORPORATION BY REFERENCE

This report on Form 6-K shall be deemed to be incorporated by reference in the Registration Statement on Form F-3 (File No. 333-116087) of Trintech Group PLC and to be a part thereof from the date on which this report is furnished, to the extent not modified or updated by, or contrary to, information contained in documents or reports subsequently filed or furnished.

TRINTECH GROUP PLC

CONDENSED CONSOLIDATED BALANCE SHEETS

(U.S. dollars in thousands, except share and per share data)

	October 31, 2005	January 31, 2005
ASSETS
Current assets:
Cash and cash equivalents	$35,694	$39,180
Accounts receivable, net of allowance for doubtful accounts of $507 and $787 at October 31, 2005 and January 31, 2005, respectively	8,125	9,479
Inventories	1,599	1,184
Value added taxes	313	531
Prepaid expenses and other assets	2,086	2,105
Amounts prepaid to related parties	—	451

Total current assets	47,817	52,930
Restricted cash	622	672
Property and equipment, net	943	824
Other non-current assets, net	2,512	3,147
Goodwill, net of accumulated amortization and impairment of $84,471 at October 31, 2005 and January 31, 2005, respectively	8,613	8,613

Total assets	$60,507	$66,186

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Bank overdraft	$339	$568
Accounts payable	3,732	4,806
Accrued payroll and related expenses	1,499	1,884
Deferred consideration	1,250	2,398
Other accrued liabilities	3,036	3,413
Value added taxes	242	630
Warranty reserve	3,233	395
Deferred revenues	7,586	8,946

Total current liabilities	20,917	23,040

Series B preference shares, $0.0027 par value 10,000,000 authorized at October 31, 2005 and January 31, 2005, respectively None issued and outstanding	—	—

Shareholders’ equity:
Ordinary Shares, $0.0027 par value: 100,000,000 shares authorized; 31,271,487 and 31,160,091 shares issued and 31,016,383 and 30,908,635 shares outstanding at October 31, 2005 and January 31, 2005, respectively.	84	84
Additional paid-in capital	246,392	246,283
Treasury shares (at cost, 255,104 and 251,456 at October 31, 2005 and January 31, 2005, respectively)	(449)	(416)
Accumulated deficit	(203,806)	(200,154)
Accumulated other comprehensive loss	(2,631)	(2,651)

Total shareholders’ equity	39,590	43,146

Total liabilities and shareholders’ equity	$60,507	$66,186

TRINTECH GROUP PLC

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(U.S. dollars in thousands, except share and per share data)

	Three months ended October 31,		Nine months ended October 31,
	2005	2004	2005	2004
Revenue:
Product	$2,075	$5,606	$8,107	$13,539
License	5,766	6,197	18,368	17,093
Service	3,557	3,325	10,649	10,074

Total revenue	11,398	15,128	37,124	40,706

Cost of revenue:
Product	1,731	4,115	10,211	9,567
License	839	908	2,692	2,791
Service	1,328	1,423	3,927	4,313

Total cost of revenue	3,898	6,446	16,830	16,671

Gross margin	7,500	8,682	20,294	24,035

Operating expenses:
Research & development	2,673	2,459	7,164	6,790
Sales & marketing	2,246	2,376	7,237	6,881
General & administrative	2,984	3,075	9,270	8,725
Restructuring charge	98	—	231	351
Amortization of purchased intangible assets	212	212	635	635
Adjustment of acquisition liabilities	—	—	—	(249)
Stock compensation	—	—	—	101

Total operating expenses	8,213	8,122	24,537	23,234

(Loss) income from operations	(713)	560	(4,243)	801

Interest income, net	269	106	743	262
Exchange gain (loss), net	37	(95)	(27)	19

(Loss) income before provision for income taxes	(407)	571	(3,527)	1,082

Provision for income taxes	20	(137)	(125)	(213)

Net (loss) income	$(387)	$434	$(3,652)	$869

Basic net (loss) income per Ordinary Share	$(0.01)	$0.01	$(0.12)	$0.03

Shares used in computing basic net (loss) income per Ordinary Share	31,000,191	30,810,589	30,988,194	30,766,712

Diluted net (loss) income per Ordinary Share	$(0.01)	$0.01	$(0.12)	$0.03

Shares used in computing diluted net (loss) income per Ordinary Share	31,000,191	32,323,029	30,988,194	32,304,518

Basic net (loss) income per equivalent ADS	$(0.02)	$0.03	$(0.24)	$0.06

Diluted net (loss) income per equivalent ADS	$(0.02)	$0.03	$(0.24)	$0.05

TRINTECH GROUP PLC

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(U.S. dollars in thousands)

	Nine months ended October 31,
	2005	2004
CASH FLOWS FROM OPERATING ACTIVITIES:

Net (loss) income	$(3,652)	$869
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
Depreciation	360	575
Amortization	635	635
Stock compensation	—	101
Effect of changes in foreign currency exchange rates	(92)	(101)
Changes in operating assets and liabilities:
Inventories	(524)	(56)
Accounts receivable	1,451	628
Prepaid expenses and other assets	(130)	(468)
Value added tax receivable	196	(62)
Accounts payable	(747)	139
Accrued payroll and related expenses	(299)	(526)
Deferred revenues	(1,143)	(215)
Value added tax payable	(343)	271
Warranty reserve	2,952	103
Other accrued liabilities	(78)	175

Net cash (used in) provided by operating activities	(1,414)	2,068

CASH FLOWS FROM INVESTING ACTIVITIES:
Purchases of property and equipment	(517)	(385)
Payments relating to acquisitions	(1,194)	(644)

Net cash used in investing activities	(1,711)	(1,029)

CASH FLOWS FROM FINANCING ACTIVITIES:
Principal payments on capital leases	(74)	(289)
Issuance of ordinary shares	239	298
Purchases of treasury shares	(164)	(338)
Expense of share issue	—	(10)
Proceeds under bank overdraft facility	(229)	1,539
Decrease in restricted cash deposits	50	817

Net cash (used in) provided by financing activities	(178)	2,017

Net (decrease) increase in cash and cash equivalents	(3,303)	3,056
Effect of exchange rate changes on cash and cash equivalents	(183)	45
Cash and cash equivalents at beginning of period	39,180	36,864

Cash and cash equivalents at end of period	$35,694	$39,965

Supplemental disclosure of cash flow information
Interest paid	$21	$23

Taxes (received) paid	$(421)	$502

Supplemental disclosure of non-cash flow information Acquisition of property and equipment under capital leases	$—	$—

TRINTECH GROUP PLC

NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1. Basis of Presentation

These interim condensed consolidated financial statements have been prepared by Trintech Group PLC (“Trintech” and /or “The Company”), without audit, pursuant to the rules and regulations of the Securities and Exchange Commission and in accordance with U.S. generally accepted accounting principles for interim financial information. Accordingly, certain information and footnote disclosures normally included in annual financial statements have been omitted or condensed. In the opinion of management, all necessary adjustments (consisting of normal recurring accruals) have been made for a fair presentation of financial positions, results of operations and cash flows at the date and for the periods presented. The operating results for the three and nine months ended October 31, 2005 are not necessarily indicative of the results that may be expected for the fiscal year ending January 31, 2006. See “Factors Affecting Future Results”. For further information refer to the consolidated financial statements and footnotes for the year ended January 31, 2005, included in Trintech’s Annual Report on Form 20-F.

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying footnotes. Actual results could differ from those estimates.

2. Irish Companies Acts, 1963 to 2005

The financial information relating to the Company and its subsidiaries included in this document does not comprise full group accounts as referred to in Regulation 40 of the European Communities (Companies: Group Accounts) Regulations 1992, copies of which are required by that Act to be annexed to a Company’s annual return. The auditors have made reports without qualification under Section 193 of the Companies Act, 1990 in respect of the group financial statements for the years ended January 31, 2005 and 2004. A copy of the full group accounts for the year ended January 31, 2005, prepared in accordance with Irish generally accepted accounting principles, together with the report of the auditors thereon, has been annexed to the relevant annual return, which was filed in August 2005.

The accompanying condensed consolidated financial statements are prepared in accordance with generally accepted accounting principles in the United States and include the Company and its wholly-owned subsidiaries in Ireland, the United Kingdom, the Cayman Islands, Germany, the United States and Uruguay after eliminating all material inter-company accounts and transactions.

3. Accounts Receivable

The accounts receivable balance includes billed and unbilled receivables as follows:

	October 31, 2005	January 31, 2005
	(U.S. dollars in thousands)
Billed receivables, net	$7,503	$8,338
Unbilled receivables, net	622	1,141

Total	$8,125	$9,479

Included in the unbilled receivables balance above are the unbilled percentage of completion amounts of US$568,000 as at October 31, 2005 and US$127,000 as at January 31, 2005.

The Company makes judgments as to its ability to collect outstanding receivables and provide allowances for the portion of receivables when collection becomes doubtful. Provisions are made based upon a specific review of all significant outstanding invoices. For those invoices not specifically reviewed, provisions are provided at differing rates, based upon the age of the receivable. In determining these percentages, the Company analyzes its historical collection experience and current economic trends. If the historical data the Company uses to calculate the allowance provided for doubtful accounts does not reflect the future ability to collect outstanding receivables, additional provisions for doubtful accounts may be needed and the future results of operations could be materially affected.

4. Inventories

	October 31, 2005	January 31, 2005
	(U.S. dollars in thousands)
Raw materials	$592	$693
Finished goods	1,007	491

Total	$1,599	$1,184

5. Restricted Cash

As of October 31, 2005 the Company had restricted cash balances of US$622,000. Restricted cash balances relate to lease deposits on certain premises in Ireland and Germany of US$228,000 and employee restructuring costs in connection with our research and development facility in Uruguay of US$394,000.

6. Other Non-Current Assets

Other non-current asset amortization for the three and nine months ended October 31, 2005 was US$212,000 and US$635,000, respectively. As of October 31, 2005, other non–current asset amortization is estimated to be approximately US$212,000 for the remainder of the year ending January 31, 2006. Other non–current asset amortization is estimated to be approximately US$832,000 in the year ending January 31, 2007, US$784,000 in the year ending January 31, 2008, US$392,000 in the year ending January 31, 2009 and US$292,000 in the year ending January 31, 2010.

	As of October 31, 2005				As of January 31, 2005
	Gross Carrying Amount	Impairment Loss	Accumulated Amortization	Net	Gross Carrying Amount	Impairment Loss	Accumulated Amortization	Net
	(U.S. dollars in thousands)				(U.S. dollars in thousands)
Other non-current Assets-amortizable:
Purchased technology	$14,926	$3,392	$11,511	$23	$14,926	$3,392	$11,493	$41
Trade names	120	—	80	40	120	—	50	70
Customer base	9,735	567	6,719	2,449	9,735	567	6,132	3,036
Covenants	2,492	1,232	1,260	—	2,492	1,232	1,260	—

Total Identifiable Intangible Assets	$27,273	$5,191	$19,570	$2,512	$27,273	$5,191	$18,935	$3,147

7. Warranty Reserves

The Company maintains reserves for future warranty claims arising from past sales of product. The Company makes provision for such costs when revenue is recorded from product sales. Each quarter the Company re-evaluates its estimates to assess the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. In the three months ended July 31, 2005, the Company increased its warranty reserve by US$3.9 million relating to the extension of warranty periods for certain hardware products deployed in Europe. The following table summarizes the Company’s warranty activity for the nine months ended October 31, 2005 and 2004.

	Nine months ended
	October 31, 2005	October 31, 2004
	(U.S. dollars in thousands)
Opening reserve balance	$395	$356
Deductions	(1,349)	—
Adjustment of pre-existing warranty provision	—	(282)
Additional provision for existing product	3,877	—
Provision for new product warranties issued	307	389
Exchange differences	3	10

Closing reserve balance	$3,233	$473

8. Restructuring Charges

In the first and second quarters of fiscal 2005, the Company recorded restructuring charges of US$306,000 and US$45,000 respectively, related to staff terminations in connection with our research and development facility in Uruguay and excess sales and marketing employees in Ireland and the U.S.

In the second and third quarters of fiscal 2006, the Company recorded restructuring charges of US$133,000 and US$98,000 respectively, related to staff terminations in connection with our research and development and support facilities in Ireland. In connection with these activities the Company reduced its workforce by 7 employees.

As of October 31, 2005, accrued restructuring charges related to future lease commitments of US$27,000 and staff terminations of US$36,000, which will be paid or written-off during fiscal 2006.

The following table summarizes the Company’s restructuring activity for the nine months ended October 31, 2005:

	Nine months ended October 31, 2005 (U.S. dollars in thousands)
	Employee Severance and Benefits	Consolidation of Facilities and Operations	Total
Reserve balance January 31, 2005	$36	$32	$68
Restructuring provision	231	—	231
Amounts paid	(231)	(5)	(236)

Reserve balance October 31, 2005	$36	$27	$63

The Company expects to record a once-off charge of approximately US$350,000 relating to the termination of a lease obligation in the three months ending January 31, 2006.

9. Foreign Exchange Contracts and Fair Value of Financial Instruments

The Company uses forward exchange contracts to hedge certain operational cash flow exposures resulting from changes in foreign currency exchange rates expected to occur within the next 12 months. The Company enters into these foreign exchange contracts to hedge anticipated sales or purchase transactions in the normal course of business for which there is a firm commitment from a customer or to a supplier. The terms of these contracts are consistent with the timing of the transactions being hedged. The Company does not use such instruments for trading or speculative purposes.

Furthermore, the Company manages the currency exposure of certain receivables and payables using derivative instruments, such as currency options. The gains or losses on these instruments provide an offset to the gains or losses recorded on the foreign currency receivables and payables.

The derivative instruments held by the Company as of October 31, 2005 and January 31, 2005 did not qualify as accounting hedges as of October 31, 2005 and January 31, 2005, respectively. The fair value losses on derivatives held as of October 31, 2005 and January 31, 2005 were recognized in the Consolidated Statements of Operations.

As of October 31, 2005, the Company had two forward exchange contracts maturing in the three months ending January 31, 2006 to sell US$900,000 in total and receive euro in return. The fair value of the contracts as of October 31, 2005 was US$10,000 positive.

As of January 31, 2005, the Company had five forward exchange contracts maturing in fiscal 2006 to sell a total of US$2.25 million and receive euro in return. The fair value of the contracts as of January 31, 2005 was US$39,000 negative.

	As of October 31, 2005		As of January 31, 2005
	Carrying Amount	Fair Value	Carrying Amount	Fair Value
	(U.S. dollars in thousands)
Non Derivatives
Cash and cash equivalents	$35,694	$35,694	$39,180	$39,180
Restricted cash	$622	$622	$672	$672
Accounts receivable, net	$8,125	$8,125	$9,479	$9,479
Bank overdraft	$339	$339	$568	$568
Accounts payable	$3,732	$3,732	$4,806	$4,806

Derivatives
Foreign exchange forward contracts	$10	$10	$(39)	$(39)

•	The carrying amount of cash equivalents, accounts receivable, bank overdraft and accounts payable approximates fair value due to the short maturities of those instruments.

•	The fair value of the contracts was calculated as the present value of the settlement amount less the current valuation based on the October 31, 2005 spot rate.

10. Comprehensive (Loss) Income

The following table sets forth the calculation of comprehensive (loss) income for the three and nine months ended October 31, 2005 and 2004:

	Three months ended October 31,		Nine months ended October 31,
	2005	2004	2005	2004
	(U.S. dollars in thousands)
Net (loss) income	$(387)	$434	$(3,652)	$869
Foreign Currency Translation	(13)	(38)	20	(156)
Foreign Currency Hedge	—	38	—	38

Comprehensive (loss) income	$(400)	$434	$(3,632)	$751

11. Computation of Net (Loss) Income Per Ordinary Share

	Three months ended October 31,		Nine months ended October 31,
	2005	2004	2005	2004
	(U.S. dollars in thousands, except share and per share data)
Numerator:
Numerator for basic and diluted Net (loss) income per ordinary share
Net (loss) income available to ordinary shareholders	$(387)	$434	$(3,652)	$869

Denominator:
Denominator for basic net (loss) income per ordinary share

Weighted average ordinary shares	31,000,191	30,810,589	30,988,194	30,766,712
Effect of employee stock options	—	1,512,440	—	1,537,806

Denominator for diluted net (loss) income per ordinary share	31,000,191	32,323,029	30,988,194	32,304,518

Basic net (loss) income per ordinary share	$(0.01)	$0.01	$(0.12)	$0.03

Diluted net (loss) income per ordinary share	$(0.01)	$0.01	$(0.12)	$0.03

ADS used in computing basic net (loss) income per equivalent ADS	15,500,096	15,405,295	15,494,097	15,383,356

Effect of employee stock options	—	756,220	—	768,903

ADS used in computing diluted net (loss) income per equivalent ADS	15,500,096	16,161,515	15,494,097	16,152,259

Basic net (loss) income per ADS	$(0.02)	$0.03	$(0.24)	$0.06

Diluted net (loss) income per ADS	$(0.02)	$0.03	$(0.24)	$0.05

12. Stock-Based Employee Compensation Expense

The Company has elected to follow Accounting Principles Board Opinion No. 25 “Accounting for Stock Issued to Employees” (“APB 25”) and related interpretations in accounting for its employee stock options. Accordingly, compensation cost for stock options is measured as the excess, if any, of the fair market value of the Company’s shares at the date of the grant over the amount an employee must pay to acquire the shares. This cost is deferred and charged to expense ratably over the vesting period (generally four years).

Where shares are issued at less than fair market value, the excess of the fair market value over the amount the employee must pay to acquire the shares is charged to expense as stock-based compensation and credited to additional paid-in capital.

The Company has followed the provisions of SFAS No. 123, “Accounting for Stock-Based Compensation” and EITF 96-18, “Accounting for Equity Instruments that are Issued to Other Than Employees for Acquiring, or in Conjunction with Selling, Goods or Services”, in accounting for warrants and options issued to non-employees. The Company has adopted the fair value method as prescribed by SFAS No. 123 in determining the fair value of the warrants and options issued and the resultant compensation expense.

In December 2002, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 148, “Accounting for Stock-Based Compensation – Transition and Disclosure” (“SFAS 148”). This statement amends SFAS No. 123, “Accounting for Stock-Based Compensation”, to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. In addition, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosures in both annual and interim financial statements about the method of accounting for stock-based employee compensation and of the effect of the method used on reported results. The provisions of SFAS 148 are effective for fiscal years ending after December 15, 2002 and interim periods beginning after December 15, 2002. As of October 31, 2005, the Company has elected not to change to the fair value based method of accounting for stock-based employee compensation.

Pro forma information regarding net income is required by SFAS 123, and has been determined as if the Company had accounted for its stock options under the fair value method of SFAS 123. The fair value for these options was estimated at the date of grant using a Black-Scholes option pricing model with the following weighted-average assumptions for the three months ended October 31, 2005 and 2004: risk free interest rate of 4.01% and 3% respectively; dividend yields of 0%; volatility factors of the expected market price of the Company’s ordinary shares of 0.98 and 0.96, respectively, and a weighted-average expected life of the options of four years.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options’ vesting periods. The Company’s pro forma information follows for the three and the nine months ended October 31, 2005 and 2004.

	Three months ended October 31,		Nine months ended October 31,
	2005	2004	2005	2004
	(U.S. dollars in thousands, except per share data)
Net (loss) income as reported	$(387)	$434	$(3,652)	$869

Add: Stock based employee compensation expense included in reported net (loss) income net of related tax effects	—	—	—	101

Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	(444)	(561)	(1,204)	(1,755)

Pro forma net (loss) income	$(831)	$(127)	$(4,856)	$(785)

(Loss) income per ordinary share:
Basic - as reported	$(0.01)	$0.01	$(0.12)	$0.03
Basic - pro forma	$(0.03)	$(0.00)	$(0.16)	$(0.03)
Diluted - as reported	$(0.01)	$0.01	$(0.12)	$0.03
Diluted - pro forma	$(0.03)	$(0.00)	$(0.16)	$(0.03)

13. Segment Information

Operating segments are identified as components of an enterprise about which separate discrete financial information is available that is evaluated by the chief operating decision maker or decision making group to make decisions about how to allocate resources and assess performance in accordance with SFAS No. 131 “Disclosures about segments of an enterprise and related information” and related interpretations. The Company’s chief operating decision maker is the Chief Executive Officer. During fiscal 2005, the Company changed the way it views its operations. Prior to fiscal 2005, the Company split its operations between Product and Licenses & Services. The Company now views its operations as a split between its Payments and Funds Management Systems (“FMS”) groups. Prior period disclosures have been reclassified for comparative purposes.

Three months ended October 31, 2005
(U.S. dollars in thousands)

	Payments Group	FMS	Segments Total	All Other	Consolidated Total
Revenue	$6,050	$5,348	$11,398	$—	$11,398
Cost of sales	2,797	1,101	3,898	—	3,898

Gross profit	3,253	4,247	7,500	—	7,500
Operating expenses	3,852	2,560	6,412	1,801	8,213

Operating (loss) profit	(599)	1,687	1,088	(1,801)	(713)
Non-operating income, net	—	—	—	326	326

Net (loss) income	$(599)	$1,687	$1,088	$(1,475)	$(387)

Segment assets	$6,809	$2,915	$9,724	$—	$9,724

Three months ended October 31, 2004
(U.S. dollars in thousands)

	Payments Group	FMS	Segments Total	All Other	Consolidated Total
Revenue	$10,286	$4,842	$15,128	$—	$15,128
Cost of sales	5,447	999	6,446	—	6,446

Gross profit	4,839	3,843	8,682	—	8,682
Operating expenses	4,124	2,283	6,407	1,715	8,122

Operating profit (loss)	715	1,560	2,275	(1,715)	560
Non-operating expense, net	—	—	—	(126)	(126)

Net income (loss)	$715	$1,560	$2,275	$(1,841)	$434

Segment assets	$8,504	$2,823	$11,327	$—	$11,327

Nine months ended October 31, 2005
(U.S. dollars in thousands)

	Payments Group	FMS	Segments Total	All Other	Consolidated Total
Revenue	$21,507	$15,617	$37,124	$—	$37,124
Cost of sales	13,596	3,234	16,830	—	16,830

Gross profit	7,911	12,383	20,294	—	20,294
Operating expenses	11,543	7,374	18,917	5,620	24,537

Operating (loss) profit	(3,632)	5,009	1,377	(5,620)	(4,243)
Non-operating income, net	—	—	—	591	591

Net (loss) income	$(3,632)	$5,009	$1,377	$(5,029)	$(3,652)

Segment assets	$6,809	$2,915	$9,724	$—	$9,724

Nine months ended October 31, 2004

(U.S. dollars in thousands)

	Payments Group	FMS	Segments Total	All Other	Consolidated Total
Revenue	$26,629	$14,077	$40,706	$—	$40,706
Cost of sales	13,624	3,047	16,671	—	16,671

Gross profit	13,005	11,030	24,035	—	24,035
Operating expenses	11,212	6,802	18,014	5,220	23,234

Operating profit (loss)	1,793	4,228	6,021	(5,220)	801
Non-operating income, net	—	—	—	68	68

Net income (loss)	$1,793	$4,228	$6,021	$(5,152)	$869

Segment assets	$8,504	$2,823	$11,327	$—	$11,327

The Company only reports direct operating expenses under the control of the chief operating decision maker in the Segmental Information disclosed. The Company does not report indirect operating expenses, depreciation and amortization, impairment, interest income (expense), income taxes, capital expenditures, or identifiable assets by industry segment, other than inventories and accounts receivable, to the Chief Executive Officer.

The following tables reconcile segment (loss) income before provision for income taxes to consolidated (loss) income before provision for income taxes and segment assets to consolidated total assets.

	Three months ended October 31,
	2005	2004
	(U.S. dollars in thousands)
Total income before taxes for reportable segments	$1,088	$2,275
Unallocated amounts:
Central overheads	(1,491)	(1,503)
Amortization	(212)	(212)
Restructuring charge	(98)	—
Interest income, net	269	106
Exchange gain (loss), net	37	(95)

(Loss) income before provision for income taxes	$(407)	$571

	Nine months ended October 31,
	2005	2004
	(U.S. dollars in thousands)
Total income before taxes for reportable segments	$1,377	$6,021
Unallocated amounts:
Central overheads	(4,754)	(4,382)
Amortization	(635)	(635)
Adjustment of acquisition liabilities	—	249
Stock compensation	—	(101)
Restructuring charge	(231)	(351)
Interest income, net	743	262
Exchange (loss) gain, net	(27)	19

(Loss) income before provision for income taxes	$(3,527)	$1,082

The distribution of net revenue by geographical area was as follows:

	Three months ended October 31,
	2005	2004
	(U.S. dollars in thousands)
Ireland	$168	$84
Germany	1,609	2,343
United Kingdom	2,566	6,540
United States of America	5,451	5,027
Europe (excluding Germany, Ireland and U.K.)	875	571
Rest of World	729	563

Total Revenue	$11,398	$15,128

	Nine months ended October 31,
	2005	2004
	(U.S. dollars in thousands)
Ireland	$313	$249
Germany	6,212	6,757
United Kingdom	9,423	15,245
United States of America	15,899	14,430
Europe (excluding Germany, Ireland and U.K.)	2,699	2,340
Rest of World	2,578	1,685

Total Revenue	$37,124	$40,706

14. Recent Accounting Pronouncements

In December 2004 the FASB issued SFAS No. 123 (revised 2004), “Share-Based Payment” (“SFAS 123(R)”), which is a revision of SFAS 123. SFAS 123(R) supersedes APB No. 25, and amends SFAS 95, “Statement of Cash Flows”. Generally, the approach in SFAS 123(R) is similar to the approach described in SFAS 123. SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the statement of operations based on their fair values. Pro forma disclosure is no longer an alternative upon the adoption of SFAS 123(R).

For the Company, SFAS 123(R) must be adopted no later than the fiscal year beginning on February 1, 2006. Early adoption is permitted in periods in which financial statements have not yet been issued. SFAS 123(R) allows companies to adopt its requirements using one of two methods:

•	A “modified prospective” method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of SFAS 123(R) for all awards granted to employees, prior to the effective date of SFAS 123(R), that remain unvested on the effective date.

•	A “prospective” method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under SFAS 123(R) for the purposes of pro forma disclosures either for (a) all prior periods presented or (b) prior interim periods of the year of adoption.

The Company has not yet decided which method it will adopt. Pro forma disclosure currently required under SFAS 123 is included in Note 12 (Stock-Based Employee Compensation Expense). The Company expects that the adoption of SFAS 123(R) will have a materially adverse affect on its operating results.

15. Subsequent Events

The Company expects to record a once-off charge of approximately US$350,000 relating to the termination of a lease obligation in the three months ending January 31, 2006.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with the Condensed Consolidated Financial Statements and the Notes thereto appearing elsewhere in this report. The following discussion contains “forward looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any “forward looking statements” are subject to certain risks and uncertainties that could cause actual results to differ materially from those stated. “Forward looking statements” include, among others, statements regarding Trintech’s expected revenues, earnings, gross margins and overall financial performance in future quarters, capital resources and restructuring charges. Factors that could cause such results to differ materially include those factors more fully discussed in the section entitled “Factors That May Affect Future Results” appearing elsewhere in this report and in Trintech’s Form 20-F for the fiscal year ended January 31, 2005, filed with the U.S. Securities and Exchange Commission.

“Fiscal 2002” refers to the fiscal year ended January 31, 2002, “fiscal 2003” refers to the fiscal year ended January 31, 2003, “fiscal 2004” refers to the fiscal year ended January 31, 2004, “fiscal 2005” refers to the fiscal year ended January 31, 2005,” fiscal 2006” refers to the fiscal year ending January 31, 2006 and “fiscal 2007” refers to the fiscal year ending January 31, 2007.

From the Company’s establishment through 1995, we developed and marketed electronic point of sale (“PoS”) systems and e-payment software for payment card transactions in the physical world. In early fiscal 1997, we launched the Company’s first products for internet e-payment transactions. Following early success in the internet e-payment industry, the Company completed an Initial Public Offering in September 1999. During 2000, the Company made four acquisitions to build market presence and add complementary product functionality.

Beginning in late fiscal 2001, the payments industry experienced a broad economic downturn. This initially impacted the Company’s software and services segment, particularly internet payment solutions. The impact of this slowdown in growth for internet payment solutions was partially offset by continued growth in the PoS business segment in Europe as a result of continued investment in payment solutions in advance of the introduction of the euro. However, once the euro was launched, the general economic slowdown did impact the Company’s European business, particularly the Company’s German customers, starting in early fiscal 2003. Revenue from customers located in Germany reduced from US$26.7 million in fiscal 2002 to US$8.2 million in fiscal 2003. As a result, the Company’s total revenues reduced by 37% from fiscal 2002 to fiscal 2003.

In response to this downturn, management’s strategy was to focus development and sales efforts on products with the greatest earnings potential and position the Company for growth when economic conditions improved. Investment was reduced in products where the opportunity had not yet developed or the market had not yet expanded due to the economic downturn. As a result, the Company commenced a restructuring program in fiscal 2002.

The growth in eCommerce had led to a significant increase in the volume of disputed credit card transactions for internet purchases. The Company experienced growth for its PayWare Resolve product and continued to invest in this product during the downturn. Also, the Company continued to grow demand for, and invest in, its transaction reconciliation product, PayWare ReconNET.

Building on the success of PayWare ReconNET in North America, the Company continued to develop new products and services during fiscal 2004 to service customer demand for transaction management solutions in Europe.

To expand the Company’s product offering in the transaction reconciliation business, the Company announced the availability of its Statement Delivery service for business access to commercial bank account data. Following this announcement, the Company expanded its position in the market by acquiring CW & Associates, Inc, trading as DataFlow Services, a private company, for a total consideration of approximately US$3.9 million on November 1, 2003. The consideration was subject to final adjustment relating to performance related, deferred, contingent consideration. In March 2005, US$1.2 million deferred consideration was paid to the vendors of Dataflow Services. The final deferred consideration payment will be calculated following completion of the fiscal year ending January 31, 2006. DataFlow Services, based in Dallas, provides a data delivery service supporting customers’ bank reconciliation processes by aggregating bank account statement data and delivering it to customers daily in electronic form. The Company recognizes revenue generated from the acquired DataFlow Services products as service revenue.

In July 2005, the Company announced the release of ReconNet ES, the latest version of its flagship reconciliation and account balancing application. ReconNet ES incorporates major advances in technology that are designed to benefit large multinational enterprises, including high volume purchasing power, significantly strengthened security controls and support for multiple languages through internationalization. ReconNet ES also includes transaction archival capabilities and improved reporting functionalities, which further reinforce its regulatory compliance capabilities.

In September 2005, the Company unveiled its new internal control software reconciliation solution for general ledger maintenance at the Sarbanes-Oxley Conference and Exposition held in Baltimore, Maryland.

In tandem with the growth in transaction reconciliation solutions, the planned introduction of the EMV standard in 2005 started to generate early demand for new PoS solutions. In response to this emerging growth opportunity, the Company has focused its development efforts on designing PoS systems that satisfy the EMV standard. In April 2003 the Company released its first new PoS system to meet the EMV standard. The strong UK market for Chip and Pin solutions in fiscal 2005 has declined in fiscal 2006 as migration to meet the EMV deadline of January 1, 2005 has been achieved. The Company expects this decline in demand for EMV solutions to be partially offset by expanding continental European demand and growth in the Unattended Payment market.

In December 2003, a new prototype secure payment solution, targeted at outdoor and unattended payment environments (“OpenPay 3000”) was introduced. This product sought to address the requirements of “pay-at-pump” for petroleum companies, product and ticket vending machines, parking and prepaid mobile recharge applications. The product offered an opportunity for the Company to establish a strong position in the growing unattended marketplace. The investment in research and development and sales and marketing required to convert this protype into a marketable product has resulted in losses being incurred within this business unit in the nine months ended October 31, 2005. Management believes that this business unit is well positioned to secure new contracts and become profitable in the fiscal year 2007.

In November 2005, PayWare OpenPay was awarded the new Visa, MasterCard and JCB Payment Card Industry Certification for Encrypting PIN Pads (PCI EPP). The certification is another industry first for the Company’s Unattended Payments Business and ensures that PayWare OpenPay customers are the first to achieve compliance with the latest standards for PIN security.

Also in November 2005, the latest unattended payment terminal was unveiled at the Cartes 2005 Exposition in Paris, France. The OpenPay UPT 4000 is targeted at petrol stations, convenience stores and supermarkets that need a compact, powerful pay-at-pump terminal that is compliant with the latest terminal security standards and technologies. The Company’s primary route to market for this product will be through channel partners including pump manufacturers, forecourt Point-of-Sale suppliers and retail system integrators.

In February 2004, the Company announced the launch of SmartPIN LINK, a technology which, among other things, enables wireless Chip and PIN solutions for restaurants and the hospitality sector. In June 2005, the Company announced Smart PIN Xpress, a cost effective, pre-certified solution that is designed to allow small and mid-tier retailers to effortlessly migrate to Chip and Pin which lowers the costs and certification timescales usually associated with complex point of sale integration.

The growth in card-based transactions has led to the current growth in the market for electronic giftcard solutions. In February 2004, the Company announced the launch of its PayWare Giftcard Solution, which allows merchants to set-up and run their own gift card programs in-house. In the nine months ended October 31, 2005, the Company generated giftcard revenues of approximately US$492,000 which is expected to form the base for further growth in this area in fiscal 2007.

The Company has announced its intention to migrate its business model towards a software and transaction services business mix. This will involve growing organically our FMS software division which provides transaction reconciliation solutions. This growth will be driven by increased investment in the development of the next generation of our FMS product platform to facilitate international expansion and the entry into new verticals such as financial services. Further investment will also be made in the international sales and marketing function of the FMS business which is designed to drive revenue growth in new geographic markets. In addition, we are evaluating a number of strategic acquisitions to enhance our FMS software division. We continue to examine a range of strategic options with regard to our payments business. The migration of our business model to a software and transaction services business mix will present risks to our business which we will be unable to identify until we have formulated the migration plan in greater detail.

Today, the Company’s revenue is primarily derived from three sources:

Product Revenue. Product revenue is derived from sales of the Company’s electronic PoS system products, primarily the Compact 9000 family of PoS devices, the Compact 950-PP Pin Pad and the Smart 5000 Pin Pad.

License Revenue. Software license revenue is derived from license fees from the Company’s payment software products for payment card transactions and from the Company’s transaction reconciliation software, and the provision of related support and maintenance services to customers. Customer support and maintenance fees are established as a percentage of the software license price, typically ranging from 18% to 24% per year, and are generally paid quarterly.

Service Revenue. The Company derives service revenue from consulting services, educational and training services and customization and implementation services. The Company also recognizes revenue generated from the acquired DataFlow service products as service revenue.

Cost of product revenue includes outsourced manufacturing costs, packaging, documentation, labor and other costs associated with packaging and shipping the Company’s electronic PoS system products. Cost of license revenue includes shipping, software documentation, labor, third-party license fees and other costs associated with the delivery of software products from which license revenue is derived and the cost of providing after-sale support and maintenance services to customers and the costs of amortized purchased technology. Cost of service revenue includes labor, travel and other non-recoverable costs associated with the delivery of services to customers and the cost of labor and related banking and communication costs associated with the retrieval of customer data in connection with the Company’s transaction services product.

Cost of product revenue also includes the costs of repair of hardware units that have failed in the marketplace and are the subject of warranty claims. In June 2005, the Company experienced a substantial increase in the number of units, deployed on customer sites, which failed intermittently. This resulted in a significant increase in returns of units to the Company. In August 2005, the Company announced that it was extending the warranty periods on those units deployed in the marketplace that are the subject of these intermittent failures. This extension was provided to enable the Company to work closely with its customers with a view to identifying the root causes of such product failures and repairing the units as required. The Company reflected the financial impact of this issue by incurring a warranty charge of US$3.9 million in the second quarter of the current fiscal year. In addition, beginning in July 2005, the Company ceased making shipments of product that may have been vulnerable to the same intermittent failures. During the three months ended October 31, 2005, the Company worked closely with its customers on the successful resolution of the technical issues that affected these hardware products and recommenced product shipments in the last month of the quarter.

Research and development expenses consist primarily of labor and associated costs connected with the development of the Company’s software products and electronic PoS system products. Sales and marketing expenses consist of labor costs, including commissions, travel and other costs associated with sales activity, and advertising, trade show participation, public relations and other marketing costs. General and administrative expenses consist primarily of labor and recruitment costs, facilities costs, telephone and other office costs and depreciation.

The Company operates as a holding company with operating subsidiaries in Ireland, Germany, the United Kingdom, Uruguay, the United States and a financing subsidiary in the Cayman Islands. Each subsidiary is taxed based on the laws of the jurisdiction in which it is incorporated. Because taxes are incurred at the subsidiary level, and one subsidiary’s tax losses cannot be used to offset the taxable income of subsidiaries in other tax jurisdictions, the Company’s consolidated effective tax rate may increase to the extent that we report tax losses in some subsidiaries and taxable income in others. In addition, the Company’s tax rate may also be affected by costs that are not deductible for tax purposes, such as amortization of purchased intangibles and stock compensation.

The Company has significant operations and generates a large portion of its taxable income in the United Kingdom, the United States, Germany and the Republic of Ireland. Some of the Company’s Irish operating subsidiaries are taxed at rates substantially lower than U.S. tax rates. One Irish subsidiary currently qualifies for a 10% tax rate which, under current legislation, will remain in force until December 31, 2010, and another Irish subsidiary qualifies for an exemption from income tax as the Company’s revenue source is license fees from qualifying patents within the meaning of Section 234 of the Irish Taxes Consolidation Act, 1997.

The Company currently anticipates that it will continue to benefit from this tax treatment, although the extent of the benefit could vary from period to period, and the Company’s tax situation may change. In addition, if these subsidiaries were no longer to qualify for these tax rates or if the tax laws were rescinded or changed, the Company’s operating results could be materially adversely affected.

A significant portion of the Company’s revenue, costs, assets and liabilities are denominated in currencies other than the U.S. dollar, and all of our subsidiaries, other than our U.S. and Cayman Islands subsidiaries, have functional currencies other than the U.S. dollar. These currencies fluctuate significantly against the U.S. dollar. As a result of the currency fluctuations resulting primarily from fluctuations in the U.S. dollar and the euro and the conversion to U.S. dollars for financial reporting purposes, the Company experiences fluctuations in its operating results on an annual and, in particular, on a quarterly basis. As a result of such currency fluctuations, we recognized exchange gains of US$37,000 in the three months ended October 31, 2005 and exchange losses of US$27,000 in the nine months ended October 31, 2005. In the three months ended October 31, 2004, we recognized exchange losses of US$95,000 and exchange gains of US$19,000 in the nine months ended October 31, 2004. From time to time the Company has in the past and may in the future hedge against the fluctuations in exchange rates. Future hedging transactions may not successfully mitigate losses caused by currency fluctuations. The Company expects to continue to experience exchange rate fluctuations on an annual and quarterly basis, and currency fluctuations could have a material adverse impact on the Company’s results of operations.

The Company has negotiated the assignment of a lease obligation and as a result, expects to incur a once-off charge of approximately US$350,000 in the three months ending January 31, 2006. This assignment will result in the termination of a lease obligation which extends over a 9 year period.

The Company is required to adopt Statement of Accounting Standards No. 123(R) “Accounting for Stock-Based Compensation”, no later than our fiscal year beginning on February 1, 2006. The Company anticipates that upon adoption, the stock-based compensation expense appearing on the Company’s consolidated statement of operations will significantly increase and will have a material adverse impact on the Company’s operating results.

Critical Accounting Policies

The preparation of financial statements requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the accompanying footnotes. Actual results may differ from these estimates under different assumptions or conditions. The Company believes the following critical accounting policies affect the more significant judgments and estimates used in the preparation of the Company’s financial statements.

Revenue recognition. The Company’s revenue is derived from product sales, license fees and charges for services. Revenue is recognized on product sales when persuasive evidence of an arrangement exists, delivery has occurred, the related fee is fixed or determinable and collectibility is reasonably assured.

The Company recognizes license revenue in accordance with the Securities and Exchange Commission’s Staff Accounting Bulletins (SAB) No. 101, “Revenue Recognition in Financial Statements”, as amended by SAB No. 104 “Revenue Recognition”, issued by the staff of the SEC in December 2003, the American Institute of Certified Public Accountants’ Statement of Position (“SOP”) 97-2, “Software Revenue Recognition”, as amended by SOP 98-9 and “Modification of SOP 97-2, Software Revenue Recognition, with Respect to Certain Transactions”. For license arrangements that do not require significant production, modification or customization of the software, the Company recognizes license revenue when: (1) persuasive evidence of an arrangement with a customer exists; (2) delivery to the customer has occurred; (3) the fee to be paid by the customer is fixed or determinable; and (4) collection is probable. In addition, if the Company provides services that are considered essential to the functionality of the software products, both the license revenue and the service revenue are recognized in accordance with the provisions of the American Institute of Certified Public Accountants’ Statement of Position (“SOP”) 81-1, “Accounting for Performance of Construction-Type and Certain Production-Type Contracts” in accordance with the “Input Method”. The amount of revenue recognized is based on the total license and service fees under the agreement and the percentage of completion achieved.

If the license fee due from the customer is not fixed or determinable, revenue is recognized as payment becomes due, assuming all other revenue recognition criteria have been met. The Company considers arrangements with payment terms extending beyond one year not to be fixed or determinable and revenue is recognized as payments become due from the customer. If collection of the fees from the customer is not considered probable, revenue is recognized when the fee is collected. Revenue arrangements with resellers are recognized, net of fees, when persuasive evidence is received that the reseller has sold the products to an end user customer and all other revenue recognition criteria are met.

SOP 97-2, as amended, generally requires revenue earned on software arrangements involving multiple elements to be allocated to each element based on the relative fair values of the elements. Revenue recognized from multiple-element arrangements is allocated to various elements of the arrangement based on the relative fair values of the elements specific to the Company. The Company’s determination of fair value of each element in multi-element arrangements is based on vendor-specific objective evidence (“VSOE”). The Company limits its assessment of VSOE for each element to either the price charged when the same element is sold separately or the price established by management, having the relevant authority to do so, for an element not yet sold separately.

If evidence of fair value of all undelivered elements exists but evidence does not exist for one or more delivered elements, then revenue is recognized using the residual method. Under the residual method, the fair value of the undelivered elements is deferred and the remaining portion of the arrangement fee is recognized as revenue.

Revenue allocated to maintenance and support is recognized ratably over the maintenance term, typically one year. Revenue allocated to implementation, training and other service elements is recognized as the services are performed. The Company obtains VSOE for maintenance from substantive renewal rates based on consistent percentages of the license fee.

Service revenue is derived mainly from customization, implementation and training services. Services are provided primarily on a time and materials basis for which revenue is recognized in the period that the services are provided. Where contracts for services extend over a number of accounting periods and are not being provided on a time and materials basis, the revenue is accounted for in conformity with the percentage-of-completion contract accounting method. Percentage-of-completion is measured using either output measures, primarily arrangement milestones where such milestones indicate progress to completion, or input measures using the allocation of time spent to date as a proportion of total time allocated to the contract.

Arrangements that include services are evaluated to determine whether those services are essential to the functionality of other elements of the arrangement. When services are not considered essential, the revenue attributable to the software services is recognized as the services are performed. If the Company provides services that are considered essential to the functionality of the software products, the amount of revenue recognized is based on the total license and service fees under the agreement and the percentage of completion achieved. The percentage of completion is measured by monitoring progress using records of actual time incurred to date in the project compared to the total estimated project requirements, which corresponds to the costs related to earned revenues. Estimates of total project requirements are based on prior experience of customization of similar software and delivery of similar services and are reviewed and updated regularly by management. Provisions for estimated losses on uncompleted contracts are made in the period in which such losses are first determined, in the amount of the estimated loss on the entire contract. No such estimated losses were identified in any of the periods presented.

Significant management judgments and estimates must be made in connection with determination of the revenue to be recognized in any accounting period. If the Company made different judgments or utilized different estimates for any period, material differences in the amount and timing of revenue recognized could result.

Allowance for doubtful accounts. The allowance for doubtful accounts receivable is based on the Company’s assessment of the collectibility of specific customer accounts and the aging of accounts receivable. The Company maintains an allowance for doubtful accounts at an amount the Company estimates to be sufficient to provide for actual losses resulting from collecting less than full payment on our receivables. A considerable amount of judgment is required when the Company assesses the realizability of receivables, including assessing the probability of collection and the current credit-worthiness of each customer. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, an additional provision for doubtful accounts might be required. In cases where we are aware of circumstances that may impair a specific customer’s ability to meet its financial obligations, the Company records a specific allowance against amounts due, and thereby reduces the net recognized receivable to the amount we reasonably believe will be collected. For the remaining customers, the Company recognizes allowances for doubtful accounts based on the length of time the aggregate receivables are outstanding, the current business environment and historical experience. Alternatively, if the financial condition of our customers were to improve such that their ability to make payments was no longer considered impaired, the Company would reduce related estimated reserves with a credit to the provision for doubtful accounts.

Inventory reserves. Inventory purchases and commitments are based upon future demand forecasts. The valuation of inventory requires us to estimate obsolete or excess inventory as well as inventory that is not of saleable quality. If there is a significant decrease in demand for the Company’s products or there is a higher risk of inventory obsolescence because of rapidly changing technology and customer requirements, we may be required to increase the Company’s inventory allowances and the Company’s gross margin could be adversely affected.

Accounting for Income Taxes. Deferred income taxes are recognized based on temporary timing differences between the financial statement and tax bases of assets and liabilities. Deferred tax assets and liabilities are measured using the statutory tax rates and laws expected to apply to taxable income in the years in which temporary differences are expected to reverse. Valuation allowances are provided against the net deferred tax assets if, based upon the available evidence, it is more likely than not that some or all of the deferred tax assets will not be realized. The ultimate realization of deferred tax assets is dependant upon the generation of future taxable income and the timing of the temporary differences becoming deductible. Management considers, among other available information, scheduled reversals of deferred tax liabilities, projected future taxable income and other matters in making this assessment.

Long-lived assets. In assessing the recoverability of our goodwill and other intangibles, the Company must make assumptions regarding estimated future cash flows, the discount rate and other factors to determine the fair value of the respective assets. If these estimates or their related assumptions change in the future, the Company may be required to record impairment charges against these assets in the reporting period in which the impairment is determined.

The Company periodically assesses the impairment of long-lived assets, including identifiable intangibles and related goodwill, in accordance with the provisions of SFAS No. 142, “Goodwill and Other Intangible Assets”. An impairment review is performed on an annual basis or whenever events or changes in circumstances indicate that the carrying value may not be recoverable.

Factors the Company considers important which could trigger an impairment review include, but are not limited to, (1) significant under performance relative to historical or expected operating results, (2) significant changes in the manner of use of the acquired assets or the strategy for the Company’s overall business, (3) significant negative industry or economic trends, (4) a significant decline in the Company’s stock price for a sustained period, and (5) the Company’s market capitalization relative to net book value. When the Company determines that the carrying value of goodwill may not be recoverable, the Company tests for impairment using a projected discounted cash flow model with a discount rate commensurate with the risk inherent in the Company’s current business model.

No impairments were recognized in the three and nine months ended October 31, 2005 and October 31, 2004.

The Company also assesses the impairment of long-lived assets, in accordance with SFAS No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets” on a periodic basis. SFAS 144 superseded SFAS No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to Be Disposed of” and the accounting and reporting provisions of Accounting Principles Board Opinion No. 17, (APB 17), “Intangible Assets”. For the purpose of SFAS No. 144, impairment is the condition that exists when the carrying value of a long-lived asset exceeds its fair value. An impairment loss shall be recognized only if the carrying amount of a long-lived asset is not recoverable and exceeds its fair value.

Factors the Company considers important which could trigger an impairment review include, but are not limited to, (1) increased customer competition, (2) significant changes in the manner of use of the acquired assets or the strategy for the Company’s overall business and (3) significant negative industry or economic trends. When the Company determines that an impairment review of other long-lived intangible assets is required, the Company tests for impairment using a projected undiscounted cash flow model.

No impairments were recognized in the three and nine months ended October 31, 2005 and October 31, 2004.

Warranty reserves. The Company accrues warranty liabilities at the time of sale for the estimated costs that may be incurred to provide warranty services. Factors that affect the Company’s warranty liability include the number of units currently under warranty, historical and anticipated rates of warranty claims on those units, and estimated cost per claim to satisfy the Company’s warranty obligation. The anticipated rate of warranty claims is the primary factor impacting the Company’s estimated warranty obligation. Other factors include repair parts and labor rates. Repair parts are generally already in stock or available at pre-determined prices, and labor rates are generally arranged at pre-established amounts with service providers. Each quarter, the Company re-evaluates its estimates to assess the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. The Company incurred a substantial warranty charge of US$3.9 million in the second quarter of the current fiscal year relating to the extension of warranty periods for certain hardware products deployed in Europe. If the Company was to experience further increases in warranty claims compared with the Company’s historical experience, or costs of servicing warranty claims were greater than the expectations on which the existing accrual has been based, the Company’s margins could be further adversely affected.

Legal contingencies. The Company is occasionally involved in various claims and legal proceedings. Periodically, the Company reviews the status of each significant matter and assesses the Company’s potential financial exposure. If the potential loss from any claim or legal proceeding is considered probable and the amount can be estimated, the Company accrues a liability for the estimated loss. Because of uncertainties related to these matters, accruals are based only on the best information available at the time. As additional information becomes available, the Company reassesses the potential liability related to the Company’s pending claims and litigation and may revise the Company’s estimates. Such revisions in the estimates of the potential liabilities could have a material impact on the Company’s results of operations and financial position.

Quarterly Results of Operations

The following table presents the Company’s results of operations expressed as a percentage of total revenue, after giving effect to rounding, for the periods indicated:

	Three months Ended October 31,		Nine months ended October 31,
	2005	2004	2005	2004
Revenue:
Product	18%	37%	22%	33%
License	51%	41%	49%	42%
Service	31%	22%	29%	25%

Total revenue	100%	100%	100%	100%

Cost of revenue:
Product	15%	27%	28%	23%
License	7%	6%	7%	7%
Service	12%	10%	10%	11%

Total cost of revenue	34%	43%	45%	41%

Gross margin	66%	57%	55%	59%

Operating expenses:
Research & development	23%	16%	19%	17%
Sales & marketing	20%	16%	19%	17%
General & administrative	26%	20%	25%	21%
Restructuring charge	1%	—	1%	1%
Amortization of purchased intangible assets	2%	1%	2%	2%
Adjustment of acquisition liabilities	—	—	—	(1)%
Stock compensation	—	—	—	0%

Total operating expenses	72%	53%	66%	57%

(Loss) income from operations	(6)%	4%	(11)%	2%

Interest income, net	2%	1%	2%	1%
Exchange gain (loss), net	1%	(1)%	0%	0%

(Loss) income before Provision for income taxes	(3)%	4%	(9)%	3%

Provision for income taxes	0%	(1)%	0%	(1)%

Net (loss) income	(3)%	3%	(9)%	2%

Revenue

Three months ended October 31, 2005 compared to three months ended October 31, 2004.

Revenue	Three months ended October 31, 2005	Three months ended October 31, 2004	Increase/(decrease)	Percentage increase/(decrease)

	(U.S. dollars in thousands)
Product Revenue	2,075	5,606	(3,531)	(63)%
License Revenue	5,766	6,197	(431)	(7)%
Service Revenue	3,557	3,325	232	7%

Total Revenue	11,398	15,128	(3,730)	(25)%

Nine months ended October 31, 2005 compared to nine months ended October 31, 2004.

Revenue	Nine months ended October 31, 2005	Nine months ended October 31, 2004	Increase/(decrease)	Percentage increase/(decrease)

	(U.S. dollars in thousands)
Product Revenue	8,107	13,539	(5,432)	(40)%
License Revenue	18,368	17,093	1,275	7%
Service Revenue	10,649	10,074	575	6%

Total Revenue	37,124	40,706	(3,582)	(9)%

Total Revenue. The Company has historically derived a significant portion of its total revenue from a small number of customers. However, in the three and nine months ended October 31, 2005 and October 31, 2004, there was no customer which accounted for greater than 10% of the Company’s total revenue.

Product. The decrease in product revenue in the three and the nine months ended October 31, 2005 was attributable to a slowdown in demand for Chip and PIN (EMV) solutions in the UK market, reduced demand for our POS products in Germany and market delays in the adoption of unattended payment solutions generally. In addition, the unexpected technical difficulties experienced with some of our hardware products in Europe, which have now been successfully resolved, impacted sales in the three months ended October 31, 2005. Shipments of these products recommenced in the last month of the quarter ended October 31, 2005, albeit in small volumes. A larger level of shipments are forecast for the quarter ending January 31, 2006 which will satisfy current customer demand.

License. The decrease in license revenue in the three months ended October 31, 2005 was primarily due to a lower level of sales of our retail and enterprise software solutions within the quarter. The increase in license revenue in the nine months ended October 31, 2005 was primarily due to the inclusion of revenue from Symbol Technologies, Inc. (Symbol) and an increase in reconciliation and merchant payment revenues. During the three months ended October 31, 2004, due to a change in strategy by Symbol, the Company renegotiated an agreement with Symbol under which the Company agreed to terminate Symbol’s future obligations to exclusively use the Company’s payment technology in return for a payment of US$2 million, to be paid equally over the five quarters ended October 31, 2005. The final payment was received in October 2005. Based on the terms of the agreement, the Company recognized the revenue as license revenue as each payment became due.

Service. The increase in service revenue in the three and the nine months ended October 31, 2005 was primarily due to improved service revenues from our unattended payment and transaction reconciliation solutions.

Cost of Revenue

Three months ended October 31, 2005 compared to three months ended October 31, 2004.

Cost of Revenue	Three months Ended October 31, 2005	Three months Ended October 31, 2004	Decrease	Percentage decrease

	(U.S. dollars in thousands)
Product	1,731	4,115	(2,384)	(58)%
License	839	908	(69)	(8)%
Service	1,328	1,423	(95)	(7)%

Total	3,898	6,446	(2,548)	(40)%

Nine months ended October 31, 2005 compared to nine months ended October 31, 2004.

Cost of Revenue	Nine Months Ended October 31, 2005	Nine Months Ended October 31, 2004	Increase/(decrease)	Percentage increase (decrease)

	(U.S. dollars in thousands)
Product	10,211	9,567	644	7%
License	2,692	2,791	(99)	(4)%
Service	3,927	4,313	(386)	(9)%

Total	16,830	16,671	159	1%

Total Cost of Revenue. Total gross margin increased to 66% for the three months ended October 31, 2005, from 57% for the three months ended October 31, 2004. The increase was due to a change in the revenue mix, higher service utilization rates and lower headcount. For the nine months ended October 31, 2005 total gross margin decreased to 55% from 59% for the nine months ended October 31, 2004. A significant element of the decrease was the US$3.9 million charge taken in the second quarter of fiscal 2006 relating to the extension of warranty periods for certain hardware products deployed in Europe. This charge is reflected in full in the cost of product revenue.

Product. Product revenue costs represented 83% of product revenue for the three months ended October 31, 2005, compared to 73% of product revenue in the three months ended October 31, 2004. In the nine months ended October 31, 2005, product revenue costs represented 126% of product revenue compared to 71% of product revenue in the nine months ended October 31, 2004. There was a decrease in the absolute value of product revenue costs in the three months ended October 31, 2005 as a result of lower sales. In addition, certain of these product costs are of a fixed or semi-variable nature, resulting in an increase in these overall costs as a proportion of sales. There was also an increase in the absolute value of product revenue costs in the nine months ended October 31, 2005 compared to the corresponding period in the previous year. This was largely due to the provision of US$3.9 million relating to the extension of warranty periods for certain hardware products deployed in Europe in the three months ended July 31, 2005.

License. The change in the cost of license revenue in absolute dollars was due to lower headcount in the three and the nine months ended October 31, 2005 compared to the prior year. The cost of license revenue as a percentage of license revenue was 15% for the three months ended October 31, 2005 and for the corresponding period in the previous year. The cost of license revenue as a percentage of license revenue decreased to 15% in the nine months ended October 31, 2005 from 16% in the corresponding period in the previous year.

Service. The decrease in the cost of service revenue in absolute dollars resulted primarily from involuntary staff terminations during fiscal 2006. The cost of service revenue as a percentage of service revenue decreased for the three and nine months ended October 31, 2005 to 37% from 43% in the corresponding period in the previous year. This decrease can also be explained by the higher levels of capacity utilization within the service engineering team, particularly in the FMS business.

Operating Expenses

Three months ended October 31, 2005 compared to three months ended October 31, 2004.

	Three months ended October 31, 2005	Three months ended October 31, 2004	Increase (decrease)	Percentage increase (decrease)
	(U.S. dollars in thousands)
Research and Development	2,673	2,459	214	9%
Sales and Marketing	2,246	2,376	(130)	(5)%
General and Administrative	2,984	3,075	(91)	(3)%

Nine months ended October 31, 2005 compared to nine months ended October 31, 2004.

	Nine months ended October 31, 2005	Nine Months Ended October 31, 2004	Increase	Percentage increase
	(U.S. dollars in thousands)
Research and Development	7,164	6,790	374	6%
Sales and Marketing	7,237	6,881	356	5%
General and Administrative	9,270	8,725	545	6%

Research and Development. The increase in research and development expenses in the three months ended October 31, 2005 was due to the increased investment in the OpenPay product range for the unattended payments market and increased investment in the development of the next generation of our FMS product platform. The increase in research and development expenses in the nine months ended October 31, 2005 was primarily due to the increased investment in the OpenPay product range and the impact of the declining value of the dollar as against the euro. For example, as a significant portion of the Company’s research and development costs are denominated in euro, the increase in value of the euro relative to the dollar has had the impact of increasing reported research and development expenditure. This increase in the nine month period ended October 31, 2005 was partially offset by research and development grants of approximately US$476,000 from Enterprise Ireland (the Irish Development Authority), of which approximately US$292,000 related to the three months ended April 30, 2005 and US$184,000 related to the three months ended July 31, 2005.

Sales and Marketing. The decrease in sales and marketing expenses for the three months ended October 31, 2005 was primarily due to lower headcount and commission charges. The number of sales and marketing staff employed decreased from 57 at October 31, 2004 to 54 at October 31, 2005. The increase in sales and marketing expenses in the nine months ended October 31, 2005 was largely due to the impact of the declining value of the dollar against the euro. For example, as a significant portion of the Company’s sales and marketing costs are denominated in euro, the increase in value of the euro relative to the dollar has had the impact of increasing reported sales and marketing expenditure.

General and Administrative. The slight decrease in general and administrative expenses in the three months ended October 31, 2005 was due to additional rental income and lower insurance costs compared to the corresponding period last year. The increase in general and administrative expenses in the nine months ended October 31, 2005 was due to higher legal costs and the impact of the declining value of the dollar as against the euro. For example, as a significant portion of the Company’s general and administrative costs are denominated in euro, the increase in value of the euro relative to the dollar has had the impact of increasing reported general and administrative expenditure.

Restructuring Charge. Restructuring charge expense was US$98,000 and US$231,000 in the three and nine months ended October 31, 2005. These charges related to staff terminations in connection with our research and development and support facilities in Ireland. In connection with these terminations the Company reduced its workforce by 7 employees.

Amortization of purchased intangible assets. Amortization of purchased intangible assets consists primarily of the amortization of purchased technology and acquired customer bases, recorded in connection with the Company’s acquisitions in fiscal 2001 and fiscal 2004. Amortization of purchased intangible assets was US$212,000 and US$635,000 in the three and the nine months ended October 31, 2005.

Adjustment of acquisition liabilities. During the nine months ended October 31, 2004 in connection with a lease termination settlement relating to the Company’s Austin facility, the Company recorded an adjustment, which reduced acquisition liabilities by US$249,000. Following an impairment review during the fourth quarter of fiscal 2003, the goodwill in connection with the Company’s acquisitions was written down to its estimated fair value and consequently the adjustment of acquisition liabilities was recognized in the consolidated statement of operations in the nine months ended October 31, 2004. No such adjustment was made in the nine months ended October 31, 2005.

Stock-Based Compensation. There was no stock-based compensation charge in the nine months ended October 31, 2005. In the nine months ended October 31, 2004, the Company recorded stock-based compensation of US$101,000 in connection with the issuance of options to members of the Company’s Advisory Board.

Interest Income, Net. Interest income, net consists of interest income and interest expense. Interest income, net increased US$163,000 to US$269,000 in the three months ended October 31, 2005 compared to the three months ended October 31, 2004. Interest income, net increased US$481,000 to US$743,000 in the nine months ended October 31, 2005 compared to the nine months ended October 31, 2004. The increases were due to higher cash balances on hand and increased U.S. interest rates being available on deposit balances in the nine months ended October 31, 2005.

Provision for Income Taxes. Provision for income taxes consists of taxes payable in the U.S., UK and German tax jurisdictions. The credit of US$20,000 in the three months ended October 31, 2005 relates to a reduction in the provision required for UK taxes for fiscal 2006.

Liquidity and Capital Resources

As of October 31, 2005, the Company had net working capital of US$26.9 million, including cash and cash equivalents totaling US$35.7 million.

The Company has an unsecured overdraft facility of €2.5 million (approximately US$3.0 million) from Bank of Ireland. Advances under this facility bear interest at the bank’s prime overdraft rate, 2.65% as at October 31, 2005. The bank overdraft amount was US$339,000 of which US$39,000 at October 31, 2005 represented outstanding checks as at this date. The facility does not have a stated expiration date, but all amounts drawn thereunder are repayable on demand.

Summary Cashflow for the nine months ended October 31, 2005 compared to the nine months ended October 31, 2004.

	Nine months ended October 31,
	2005	2004
	(U.S. dollars in thousands)
Cash and cash equivalents at the beginning of period	39,180	36,864
Net cash (used in) provided by operating activities	(1,414)	2,068
Net cash used in investing activities	(1,711)	(1,029)
Net cash (used in) provided by financing activities	(178)	2,017
Effect of exchange rate changes on cash and cash equivalents	(183)	45
Cash and cash equivalents at the end of period	35,694	39,965

Net cash used in operating activities in the nine months ended October 31, 2005 resulted primarily from a decrease in working capital of US$1.3 million, of which US$3.0 million related to the warranty reserve. This was offset by a loss on operations excluding depreciation and the amortization of intangible assets of US$2.7 million.

Net cash used in investing activities in the nine months ended October 31, 2005 comprised the payment of performance related consideration in connection with the Company’s acquisition of DataFlow Services, of approximately US$1.2 million and US$517,000 relating to the purchase of property and equipment.

Net cash used in financing activities for the nine months ended October 31, 2005 consisted of the issuance of the Company’s ordinary shares of US$239,000 arising from the exercise of share options and additional proceeds from our bank overdraft facility of US$229,000. This was partially offset by principal payments on capital leases of US$74,000. The Company’s shareholders have approved an agreement which gives the board the authority to engage in the repurchase of the Company’s outstanding ordinary shares. Under the programme, up to US$5.0 million of the Company’s ordinary shares could be acquired by purchasing American Depositary Shares on the open market, or in negotiated or block trades. As of October 31, 2005, the Company had repurchased 833,996 ordinary shares at a cost of approximately US$1.2 million. During the nine months ended October 31, 2005, the Company repurchased 80,600 ordinary shares under this program at a cost of US$164,000 and approximately US$3.8 million remained available for future repurchases under this programme.

As of October 31, 2005, contractual obligations relating to the lease commitments on the Company’s facilities totaled US$10.7 million, payable through fiscal 2015, including future minimum payments for abandoned properties, which have been provided for, of US$38,000. The Company has estimated it will incur US$7.7 million in net payments over the remaining period of the leases of which US$400,000 will be paid in fiscal 2006 and US$7.3 million thereafter.

The Company has no material commitments for capital expenditures or strategic investments. As at October 31, 2005 the Company had a warranty reserve of US$3.2 million, largely relating to the provision that was taken in the second quarter of fiscal 2006. The utilization of this reserve is expected to negatively impact cashflow in the coming quarters as the associated repair and rework programme is completed. Under the terms of the Company’s acquisition agreement to acquire Trintech Limited (formerly known as Checkline plc), we will be required to pay up to US$1.25 million to the former stockholders of Checkline plc if agreement on certain performance criteria being met is reached.

Under the terms of the Company’s acquisition agreement to acquire DataFlow Services, the Company is required to pay additional performance related, contingent consideration equal to fifty percent of profits, as defined in the purchase agreement, earned by the acquired business for the fiscal year ended January 31, 2005 and the fiscal year ending January 31, 2006. The additional contingent consideration is subject to certain top-up provisions from profits for the year ending January 31, 2007, if the aggregate payments under this provision for fiscal 2005 and fiscal 2006 are below US$2.5 million. The fiscal 2005 additional performance related consideration of approximately US$1.2 million was paid in the nine months ended October 31, 2005, as noted above.

The Company’s operations are exposed to foreign exchange risk arising from cash flows and financial instruments that are denominated in currencies other than our reporting currency or the respective subsidiary conducting the business. The purpose of our foreign currency management is to manage the effect of exchange rate fluctuations on certain foreign currency denominated revenues, costs and eventual cash flows and on foreign currency denominated assets and liabilities.

The Company’s future liquidity and capital requirements will depend upon numerous factors, including the cost and timing of expansion of product development efforts and the success of these development efforts, the cost and timing of expansion of sales and marketing activities, the extent to which the Company’s existing and new products gain market acceptance, market developments, the level and timing of license and product revenues and available borrowings under line of credit arrangements.

We believe that funds available under the Company’s credit facility and cash and cash equivalents on hand will be sufficient to meet the Company’s projected working capital requirements for at least the next 12 months. However, the underlying assumed levels of revenues and expenses may prove to be inaccurate. We may be required to finance any additional requirements within the next 12 months or beyond through additional equity, debt financings or credit facilities. We may not be able to obtain additional financings or credit facilities, or if these funds are available, they may not be available on satisfactory terms. If funding is insufficient at any time in the future, we may be unable to develop or enhance the Company’s products or services, take advantage of business opportunities or respond to competitive pressures. If we raise additional funds by issuing equity securities, dilution to existing shareholders will result.

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

The Company’s investment policy requires us to invest funds in excess of current operating requirements in marketable securities such as commercial paper, corporate bonds and U.S. government agency fixed income securities. As stated in the Company’s investment policy, we are averse to principal loss and seek to ensure the safety and preservation of invested funds by limiting default and market risks. We mitigate default risk by investing in only investment-grade securities.

As of October 31, 2005, the Company’s cash and cash equivalents consisted primarily of highly liquid investments with maturity of three months or less. We have concluded that this does not result in any material market risk exposure.

We are exposed to market risk as the Company’s interest income and expense are sensitive to changes in the general level of Irish and U.S. interest rates, particularly since the Company’s investments are in short-term instruments and the Company’s available line of credit requires interest payments at variable rates.

Due to the Company’s multinational operations, the Company’s business is subject to fluctuations based upon changes in the exchange rates between the currencies in which we collect revenues or pay expenses and the euro. In particular, the value of the U.S. dollar to the euro and the pound impacts the Company’s operating results.

Foreign exchange risk management

Our operations are exposed to foreign exchange risk arising from cash flows and financial instruments that are denominated in currencies other than our reporting currency or the respective subsidiary conducting the business. The purpose of our foreign currency management is to manage the effect of exchange rate fluctuations on certain foreign currency denominated revenues, costs and eventual cash flows and on foreign currency denominated assets and liabilities.

The terms of currency instruments used for hedging purposes are consistent with the timing of the transactions being hedged. We do not use derivative financial instruments for trading or speculative purposes. We use derivative financial instruments, such as forward exchange contracts, to hedge certain forecasted foreign currency denominated transactions expected to occur within the next 12 months. As a policy we only hedge anticipated foreign currency sales and purchase transactions for which we have a firm commitment to a customer or supplier. As of October 31, 2005, the Company had two forward exchange contracts maturing in the three months ending January 31, 2006 to sell US$900,000 in total and receive euro in return. The fair value of the contracts as of October 31, 2005 was US$10,000 positive.

Furthermore, the Company manages the currency exposure of certain receivables and payables using derivative instruments, such as currency options. The gains or losses on these instruments provide an offset to the gains or losses recorded on the foreign currency receivables and payables. The derivative instruments are recorded at fair value and changes in fair value are recorded in earnings under exchange (loss) gain, net on the Statement of Operations. As of October 31, 2005, the Company had no currency options.

The table below provides information about the derivative financial instruments we have entered into that are sensitive to foreign currency exchange rates. The table presents fair values, notional amounts (at the contract exchange rates) and the weighted-average contractual foreign currency exchange rates.

Foreign Currency Risk	Contract Notional Amounts Expected Maturity Date 2005	Fair Value as of October 31, 2005	Weighted-average Contractual Exchange Rate
	(U.S. dollars in thousands)
Derivatives used to manage anticipated cash flows
(Receive euro, Sell U.S. dollars)
U.S. dollars	900	10	1.2007

Based on the nature and current levels of the Company’s investments and debt, the Company has concluded that there is no material market risk exposure.

Employees

We employed the following numbers of employees as of October 31, 2005 and 2004:

	As of October 31,
	2005	2004
Research and development	113	112
Professional and support services	91	99
Sales and marketing	54	57
Administration	46	43

Total	304	311

Of our total number of employees as of October 31, 2005, 93 are located in Ireland, 68 are located in Europe outside Ireland, 114 are located in North America and 29 in South America.

LEGAL PROCEEDINGS

From time to time, we may become involved in various lawsuits and legal proceedings which arise in the ordinary course of business. Neither we nor any of our consolidated subsidiaries are a party to any litigation or arbitration proceedings which could have, or during the last two fiscal years has had, a material adverse effect on our business, financial condition or results of operations.

We are involved from time to time in disputes with respect to the Company’s intellectual property rights and the intellectual property rights of others. For example, in August 2004 a complaint was filed by Verve in the Northern District of California alleging that we, along with six other parties, had breached Verve’s intellectual property rights in relation to point of sale products. Verve sought unspecified damages. Whilst this claim was dismissed, there can be no assurance that other parties will not make claims in the future.

The Company is currently engaged in litigation with the former shareholders of Checkline plc, which we acquired in August 2000. We are seeking damages for misstatement of contracted business at the time of acquisition. We are also defending a counterclaim for the payment of US$1.25 million in respect of earn-out payments. We do not believe this litigation will have a material adverse effect upon the Company’s business, financial condition or results of operations. The discovery phase of this litigation has now been completed and both parties are currently in the process of preparing witness statements.

Pending and future litigation involving the Company’s business, whether as plaintiff or defendant, regardless of the outcome, may result in substantial costs and expenses to the Company’s business and significant diversion of effort by the Company’s technical and management personnel. In addition, litigation, either instituted by or against the Company’s business, may be necessary to resolve issues that may arise from time to time in the future.

Furthermore, the Company’s efforts to protect the Company’s intellectual property through litigation may be unable to prevent duplication of the Company’s technology or products. Any such litigation could have a material adverse effect upon the Company’s business, financial condition or results of operations.

There has been substantial litigation in the technology industry regarding rights to intellectual property, and the Company’s business is subject to the risk of claims against it for alleged infringement of the intellectual property rights of others. In addition, the existence of any such claim by a third party may not become known to us until well after we have committed significant resources to the development of a potentially infringing product. From time to time, we have received claims that we have infringed third parties’ intellectual property rights, and there is no assurance that additional parties will not claim infringement by us in the future. Any such claims, with or without merit, could be time-consuming, result in costly litigation, cause product shipment delays, or require us to enter into royalty or licensing agreements, any of which could have a material adverse effect on the Company’s business, financial condition and results of operations. Such royalty or licensing agreements, if required, may not be available on terms acceptable to us, or at all.

FACTORS THAT MAY AFFECT FUTURE RESULTS

In addition to the other factors identified in this Report on Form 6-K, the following risk factors could materially and adversely affect the Company’s future operating results, and could cause actual events to differ materially from those predicted in the Company’s forward looking statements relating to its business.

New versions and releases of the Company’s products may contain errors or defects.

The Company’s software products and PoS devices are complex and, accordingly, may contain undetected errors or be subject to intermittent failures when first introduced or as new versions are released. This may result in the loss of, or delay in, market acceptance of the Company’s products. Earlier this year we discovered certain technical issues that affected certain hardware products after their introduction to the market. As a result, we experienced delays in release, lost revenues and customer frustration during the second quarter of fiscal 2006. We worked closely with our customers during the third quarter of fiscal 2006 on the successful resolution of these issues and recommenced product shipments towards the end of the quarter. We may in the future discover additional technical issues and scalability limitations in new releases or new products after the commencement of commercial shipments or be required to compensate customers for such limitations or errors, as a result of which the Company’s business, cash flow, financial condition and results of operations could be materially adversely affected.

The Company incurred a provision of US$3.9 million in the three months ended July 31, 2005 relating to the extension of warranty periods for certain hardware products deployed in Europe that were found to fail intermittently. This provision was estimated by management and is considered sufficient at this point in time following extensive discussions with both customers and third party suppliers of repair and rework services. However, given the complex nature of the products which are the subject of the extended warranty period, it is possible that this warranty provision may not be sufficient to cover the final total cost of repair of the relevant products. As a result, this warranty provision may need to be increased and such an increase may have a material adverse effect on the Company’s business, financial condition and result of operations.

The demand for Chip and Pin electronic PoS systems is expected to continue to decline in fiscal 2006 after the implementation date for the EMV standard of January 1, 2005.

Our product revenue growth during fiscal 2005, particularly for our Smart 5000 Chip and Pin device, was primarily driven by an increase in demand for Chip and Pin solutions in the UK. This demand resulted from the introduction of the new EMV standard which mandated that from January 1, 2005 there is a liability shift for fraudulent card based transactions to retailers who have not adopted an EMV compliant PoS system such as the Company’s Smart 5000.

There can be no assurance that retailers will continue to migrate to Chip and Pin solutions and that a market for Chip and Pin solutions will develop outside the UK as retailers may decide that the investment outweighs any savings they may make. Recently, there has been a slowdown in the migration to Chip and Pin solutions outside of the UK. A continuation of the slowdown in the migration of retailers to Chip and Pin compliant solutions or the failure of markets outside the UK to develop will have a material impact on the Company’s revenues, gross margins and operating results. In the nine months ended October 31, 2005 the Company experienced a US$4.6 million decrease in product revenues from Chip and Pin solutions in the UK compared to the nine months ended October 31, 2004.

Some of the Company’s products, particularly in the unattended payment market, are relatively new to market and in the early stages of adoption, and continued adoption of the Company’s products is not assured.

Some of the Company’s products, particularly in the unattended payment market, are still in early stages of commercialization. Any unanticipated performance problems or bugs that we have not been able to detect could result in additional development costs, diversion of technical and other resources from the Company’s other development efforts, negative publicity regarding us and the Company’s products, harm to the Company’s customer relationships and exposure to potential liability claims. In addition, if our products do not enjoy wide commercial success and product acceptance and adoption is sluggish, the Company’s long-term business strategy will be adversely affected.

The Company’s reliance on a sole third party to manufacture the Company’s electronic PoS system products involves risks including, in particular, reduced control over the manufacturing process and product quality.

The Company’s electronic PoS system products are currently manufactured by Plexus Corp. (UK) Limited (“Plexus”). Plexus purchases many of its products and components from one or a limited number of suppliers. The Company’s reliance on a single outsourced manufacturer, which in turn is reliant on a limited number of component suppliers, involves significant risks, including:

•	Reduced control over delivery schedules, quality assurance and cost

•	The potential lack of adequate manufacturing capacity

•	The potential misappropriation of the Company’s intellectual property

We must make binding forecasts as much as three months in advance of expected delivery dates. If product sales do not meet these forecasts, the Company’s cashflow would be adversely impacted and the risk of the Company’s inventory becoming obsolete would increase. If Plexus ceases manufacturing the Company’s electronic PoS system products or increases its prices, we may not be able to rapidly obtain alternative capacity at a comparable price. Any delay in delivery of products to the Company’s customers or any increase in manufacturing costs could have a material adverse effect on the Company’s business and results of operations.

Because we warrant the quality of the Company’s electronic PoS system products to the Company’s customers, we have been required to repair or replace such products at the Company’s own expense. This expense has in the past exceeded, and may in the future exceed, the amounts reimbursed to us by the manufacturers. The products that are the subject of the US$3.9 million warranty provision failed intermittently, having already been deployed in the marketplace.

Any repetition of these or similar problems could have a material adverse effect on the Company’s reputation, business and results of operations.

The Company’s quarterly and annual operating results are difficult to predict because they can fluctuate significantly. This limits your ability to evaluate the Company’s historical financial results and increases the likelihood that the Company’s results will fall below market analysts’ expectations, which could cause the price of the Company’s ADSs to drop rapidly and severely.

We have experienced significant quarterly and annual fluctuations in operating results and cash flows and we expect that these fluctuations will continue and could intensify in future periods.

Quarterly and annual fluctuations have been, and may in the future be, caused by factors which include:

•	the size and timing of orders

•	currency fluctuations

•	product mix

•	the rate of acceptance of new products, product enhancements and technologies

•	purchasing and payment patterns of the Company’s customers

•	the Company’s pricing policies and those of the Company’s competitors

•	ability to control costs

•	deferral of customer orders

•	customer buying cycles and changes in these buying cycles

•	general condition of market or markets served by the Company’s customers

•	general economic factors, including economic slowdown or recession

•	product or service quality problems, including product defects and related warranty claims and reserves

•	impact of declines in net revenue in a particular quarter as compared to the relatively fixed nature of the Company’s expenses in the short term

•	impairment charges arising from recent acquisitions or future acquisitions

•	economic conditions which may affect the Company’s customers and potential customers’ budgets for IT expenditure

•	timing of product implementations which are highly dependent on customers’ resources and discretion

•	timing and market acceptance of new products or product enhancements by either the Company or the Company’s competitors

In addition, the Company’s revenue is difficult to predict for several reasons. These reasons include:

•	we have generally recognized a substantial portion of the Company’s revenue in the last month of each quarter

•	the market for the Company’s software products is rapidly changing and competitive

•	the sales cycle for the Company’s products is typically 6 to 12 months and varies substantially from customer to customer

•	service contracts in our transaction reconciliation business can be cancelled with 30 days notice

As a result of the factors listed above, among others, we believe that the Company’s quarterly revenue, expenses and operating results are likely to vary significantly in the future. As a result, if revenue in any quarter falls below expectations, expenditure levels could be disproportionately high as a percentage of revenue, and the Company’s business and operating results for that quarter could be materially adversely affected. In addition, it is likely that in some future quarters the Company’s results of operations will be below the expectations of public market analysts and investors, which could have a severe adverse effect on the trading price of the Company’s ADSs.

We also believe that period-to-period comparisons of the Company’s quarterly operating results are not necessarily meaningful and that, as a result, these comparisons should not be relied upon as indications of the Company’s future performance.

We could be subject to potential product liability claims and third party liability claims related to products and services.

The Company’s electronic payment software products are used for the processing of payment card transactions. Any errors, defects or other performance problems could result in financial or other damages to the Company’s customers. A product liability claim brought against us, even if not successful, would likely be time consuming and costly and could seriously harm the Company’s business. Although the Company’s customer license agreements typically contain provisions designed to limit the Company’s exposure to product liability claims, existing or future laws or unfavorable judicial decisions could negate these limitation of liability provisions. The law relating to the liability of providers of listings of products and services sold over the Internet for errors, defects or other performance problems with respect to those products and services is currently unsettled. Any claims or litigation could still require expenditures in terms of management time and other resources to defend ourselves. Liability of this sort could require us to implement measures to reduce the Company’s exposure to this liability, which may require us, among other things, to expend substantial resources or to discontinue certain product or service offerings.

Compliance with new and changing corporate governance and public disclosure requirements adds uncertainty to our compliance policies and increases our costs of compliance.

We are committed to maintaining high standards of corporate governance and public disclosure, and our efforts to comply with evolving laws, regulations and standards in this regard have resulted in, and are likely to continue to result in, increased general and administrative expenses and a diversion of management time and attention from revenue-generating activities to compliance activities. In addition, the new laws, regulations and standards regarding corporate governance may make it more difficult for us to obtain director and officer liability insurance. Further, our board members, chief executive officer, and chief financial officer could face an increased risk of personal liability in connection with their performance of duties. As a result, we may face difficulties attracting and retaining qualified board members and executive officers, which could harm our business.

If we fail to comply with new or changed laws or regulations and standards differ, our business and reputation may be harmed. Changing laws, regulations and standards relating to accounting, corporate governance and public disclosure, including the Sarbanes-Oxley Act of 2002, new SEC regulations and Nasdaq National Market rules are creating uncertainty for companies like ours. These new or changed laws, regulations and standards may lack specificity and are subject to varying interpretations. Their application in practice may evolve over time as new guidance is provided by regulatory and governing bodies. This could result in continuing uncertainty regarding compliance matters and higher costs of compliance as a result of ongoing revisions to such governance standards.

In particular, our efforts to comply with Section 404 of the Sarbanes-Oxley Act of 2002 and the related regulations regarding our required assessment of our internal controls over financial reporting and our external auditors’ audit of that assessment, requires the commitment of significant financial and managerial resources. We have formed an internal control steering committee, engaged outside consultants and adopted a detailed project work plan to assess the adequacy of our internal controls over financial reporting, remediate any control deficiencies that may be identified and validate through testing that our controls are functioning as documented. Nonetheless, our independent auditors may be unable to issue unqualified attestation reports on management’s assessment on the operating effectiveness of our internal controls over financial reporting.

The Company’s business is subject to currency fluctuations that can adversely affect the Company’s operating results.

Due to the Company’s multinational operations, the Company’s business is subject to fluctuations based upon changes in the exchange rates between the currencies in which we collect revenues or pay expenses and the dollar. In particular, the value of the U.S. dollar to the euro and the pound impacts the Company’s operating results. The Company’s expenses are not necessarily incurred in the currency in which revenue is generated and, as a result, we are required from time to time to convert currencies to meet the Company’s obligations. These currency conversions are subject to exchange rate fluctuations and changes to the value of the euro and the pound, relative to other currencies, could adversely affect the Company’s business and results of operations. The US dollar has strengthened in recent months but further strengthening of the euro and pound against the US dollar, could negatively impact the Company’s margins through at least the end of January 2006.

In addition, the Company’s consolidated financial statements are prepared in euro and translated into U.S. dollars for reporting purposes. As a result, even when foreign currency expenses substantially offset revenues in the same currency, the Company’s net income may be diminished, or the Company’s net profit decreased, when reported in U.S. dollars in the Company’s financial statements.

We depend on sales of the Company’s electronic point-of-sale systems for payment card transactions to customers located in Europe for a significant portion of the Company’s total annual revenues.

A significant portion of the Company’s total revenue historically has been derived from the sale of the Company’s electronic payment card PoS system products. We have historically marketed the Company’s electronic PoS system products solely in Europe, and particularly in Germany. For fiscal 2005, the Company’s customers in the UK and Germany accounted for over 90% of the Company’s electronic PoS system product revenues. However, there was no customer which accounted for greater than 10% of the Company’s total revenue in the quarter ended October 31, 2005. We intend for the remainder of the 2006 fiscal year to continue to focus marketing effort on the Company’s electronic PoS system products in Europe. As a result, the Company’s future results of operations will depend on continued market demand for, and acceptance of, these products in Europe in general. Any material reduction in demand for the Company’s electronic PoS system products would adversely affect the Company’s business, financial condition and results of operations.

Average selling prices for electronic PoS system products may continue to decline, adversely affecting the Company’s results of operations, particularly the Company’s revenue and operating and net income.

The market for electronic PoS system products is characterized by increasing price competition, which historically has caused the average selling prices of the Company’s electronic PoS systems to decrease over the life of each product. To offset declines in the average selling prices of these products, we will need to continue to reduce the cost of these products by implementing cost reduction design changes and successfully managing manufacturing and subcontracting relationships. We do not operate our own manufacturing facilities and, as a result, we may not be able to reduce the Company’s costs as rapidly as companies that operate their own manufacturing facilities. If we do not design and introduce lower cost versions of the Company’s electronic PoS system products in a timely manner or successfully manage our manufacturing relationships, margins on the Company’s electronic PoS system products will decrease. A decrease in margins or an accelerated decrease in average selling prices could have a material adverse effect on the Company’s business, financial condition and results of operations.

We may fail to adequately integrate acquired products, technologies or businesses.

Over the past several years, we evaluated opportunities to acquire additional product offerings, complementary technologies and businesses and made six such acquisitions. The acquisitions we have made have resulted in amortization of acquired intangible assets and impairment of goodwill and diversion of the Company’s management’s attention. As a result of these acquisitions, the Company’s operating expenses have increased. Furthermore, an economic slowdown may impact the revenues from the acquired businesses and may not be sufficient to support the costs associated with those businesses without adversely affecting the Company’s operating margins.

We intend to continue to evaluate opportunities to acquire additional product offerings, complementary technologies and businesses. For example, on November 1, 2003, we acquired DataFlow Services for an initial consideration of approximately US$3.9 million subject to final adjustment relating to performance related contingent consideration. We may be unable to locate further attractive opportunities or acquire any that we locate on attractive terms. Future acquisitions could result in potentially dilutive issuances of equity securities, the expenditure of a significant portion of the Company’s available cash, the incurrence of debt and contingent liabilities, which could materially adversely affect the Company’s results of operations. Product and technology acquisitions entail numerous risks, including difficulties in the assimilation of acquired operations, technologies and products, diversion of management’s attention from other business concerns, risks of entering markets in which we have no or limited prior experience and the potential loss of key employees of acquired businesses. Furthermore, the revenues from the acquired businesses may not be sufficient to support the costs associated with those businesses, without adversely affecting the Company’s operating margins in the future. We may be unable to integrate successfully any operations, personnel or products that have been acquired or that might be acquired in the future and the Company’s failure to do so could have a material adverse effect on the Company’s results of operations.

To be successful, we will need to effectively respond to future changes in the rapidly developing markets in which we sell the Company’s software products and services.

The markets for the Company’s electronic payment software and transaction reconciliation software and services are rapidly evolving and changing. The market is influenced by rapidly changing technologies, evolving industry standards, changes in customer requirements and preferences and frequent introductions of new products and services embodying new technologies. The Company’s ability to enhance existing products and to design, develop, introduce and support new software products on a cost effective and timely basis that meet changing market needs and respond to technological developments is critical to the Company’s future success. In addition, these products will need to support industry standards and interoperate with a variety of third parties’ products, including those of the Company’s competitors. We may be unable to develop interoperable products, and widespread adoption of a proprietary or closed electronic payment standard could preclude us from effectively doing so. Also, the number of businesses and cardholders engaged in electronic commerce may not grow or could decrease, reducing the potential market for the Company’s electronic commerce products. In addition, if the Company fails to effectively respond to future changes in the rapidly developing markets in which it operates, or if customers choose not to use our product, then the Company’s business, cash flow, financial condition and results of operations could be materially adversely affected.

We are, from time to time, subject to legal proceedings and adverse determinations in these proceedings could harm the Company’s business.

We are, from time to time, involved in lawsuits and legal proceedings, which arise in the ordinary course of business. Pending and future litigation involving the Company’s business, whether as plaintiff or defendant, regardless of the outcome, may result in substantial costs and expenses to the Company’s business and significant diversion of effort by the Company’s technical and management personnel. In addition, litigation, either instituted by or against the Company’s business, may be necessary to resolve issues that may arise from time to time in the future. An adverse resolution of these matters could materially adversely impact the Company’s financial position and results of operations.

Cost-reduction efforts may adversely impact the Company’s productivity and service levels and our ability to develop new products and respond to market changes.

Beginning in fiscal year 2002, we instituted various cost-control measures affecting various aspects of the Company’s business operations. We had a reduction in the Company’s workforce of approximately 18% in fiscal 2002, approximately 30% in fiscal 2003, approximately 17% in fiscal 2004 and approximately 5% in fiscal 2005 excluding the acquisition of DataFlow Services. The headcount decreased by approximately 7% and approximately 6% in fiscal 2004 and fiscal 2005 respectively, including DataFlow Services. As a result of involuntary employee terminations, employee morale and productivity has been negatively impacted. If we are not successful in increasing our revenues, we may in the future be required to take additional cost-saving actions to reduce the Company’s costs and to conserve cash. The failure to achieve such future cost savings could have a material adverse effect on the Company’s financial condition. The actions taken to date, or that may be taken in the future, may have an adverse impact on the Company’s employees’ morale and productivity. We could experience voluntary terminations by key technical and sales employees and, as a result, the future competitiveness of the Company’s products and business, and the future results of the Company’s operations may be materially negatively impacted and we may be unable to react to market changes in a timely fashion.

The Company’s stock has experienced in the past and may continue to undergo extreme market price and volume fluctuations.

Stock markets in general, and the Nasdaq Stock Market in particular, have experienced extreme price and volume fluctuations, especially in recent years. Broad market fluctuations of this type may adversely affect the market price of the Company’s ADSs. The stock prices for many companies in the technology sector have experienced wide fluctuations that often have been unrelated to their operating performance. The market price of the Company’s stock has experienced, and may continue to undergo, extreme fluctuations due to a variety of factors, including, but not limited to:

•	general and industry-specific business, economic and market conditions

•	actual or anticipated fluctuations in operating results, including as a result of any impairment of goodwill related to the Company’s past acquisitions

•	changes in or the Company’s failure to meet analysts’ or investors’ estimates or expectations

•	public announcements concerning us, including announcements of litigation, loss of major customers, reduction or delay in orders by major customers or errors or defects in the Company’s products

•	introductions of new products or services, technological innovations or announcements of significant contracts by us or the Company’s competitors

•	acquisitions, strategic partnerships, joint ventures, or capital commitments by us or the Company’s competitors

•	adverse developments in patent or other proprietary rights

•	limited trading volume

We historically derived a significant amount of the Company’s revenues from a limited number of customers.

A significant percentage of the Company’s revenue historically has been derived from a limited number of the Company’s customers, primarily customers for the Company’s point-of-sale products. Although there was no customer which accounted for greater than 10% of the Company’s total revenue in the three or nine months ended October 31, 2005, approximately 13% of the Company’s total revenue for the quarter ended October 31, 2005, was attributable to the Company’s three largest customers in the quarter. In fiscal 2005, 12% of total revenue was attributable to the Company’s three largest customers. UK customers accounted for approximately 50% of the Company’s top ten customers largely due to the Chip and Pin migration in fiscal 2005. The future loss of any major customer, or any reduction or delay in orders by any major customer, could have a material adverse effect on the Company’s business, financial condition and results of operations.

The Company’s success depends on the Company’s ability to manage and expand the Company’s software direct sales force.

We have sold the Company’s software products almost exclusively through the Company’s direct sales force. The Company’s future revenue growth will depend in large part on the Company’s ability to recruit, train and manage additional software sales personnel worldwide and generate increased sales productivity from the Company’s existing sales force. We have experienced and continue to experience difficulty in recruiting qualified software sales personnel with relevant experience, particularly in the United States, and the market for these personnel is highly competitive. We may not be able to successfully expand the Company’s software direct sales force, any expansion of the sales force may not result in increased revenue and we may fail to increase productivity from the Company’s existing sales force. The Company’s business and results of operations will be materially adversely affected if we fail to successfully expand the Company’s software direct sales force or if we fail to increase productivity from the Company’s existing software sales force.

We have incurred losses during much of the Company’s operating history. While we were profitable for fiscal 2005, we may not be able to consistently maintain profitability.

We incurred net losses of US$3.7 million (after the US$3.9 million warranty provision) in the nine months ended October 31, 2005, US$3.2 million in fiscal year 2004, US$44.8 million in fiscal year 2003, US$100.0 million in fiscal year 2002 and US$32.6 million in fiscal year 2001. We may, in the future, incur losses on both a quarterly and annual basis. Moreover, we expect to continue to incur significant costs of services and substantial operating expenses. Therefore, we will need to increase the Company’s revenues to maintain quarterly profitability and a positive cash flow. We may not be able to generate sufficient revenues to consistently sustain profitability.

The Company’s historical declining cash balance and low stock price may affect the Company’s potential and current customers’ and partners’ perception of the Company’s viability, which in turn could affect the

Company’s ability to close sales and partnership transactions, and may also affect the Company’s ability to consummate acquisitions of products, technologies or businesses. Notwithstanding the fact that we have a substantial cash balance and our cash balance increased in fiscal 2005, concerns about the Company’s perceived financial viability were a factor in multiple potential and actual customer transactions and partner relationships during fiscal 2003, fiscal 2004, fiscal 2005 and the first three quarters of fiscal 2006. We attribute these concerns primarily to the following: we are not yet consistently profitable on a full fiscal year basis and thus must use the Company’s cash balance (offset by revenues) to fund the Company’s operations and acquisition related cash requirements; the Company’s stock price experienced a dramatic decline from 2000 to 2002; the Company’s stock price has been, and continues to be, volatile; and some of the Company’s competitors are better funded, more established, or significantly larger than we are.

We will continue to use the Company’s cash balance (offset by revenues) to fund the Company’s operations to sustain profitability on a full fiscal year basis (which may not occur). We expect these concerns about the Company’s ability to generate sufficient revenues to sustain profitability to continue throughout at least the end of fiscal 2006.

Some may claim that we infringe their intellectual property rights, which could result in costly litigation or require us to reengineer or cease sales of the Company’s products.

Third parties have in the past claimed, and may in the future claim, that the Company’s current or future products infringe their proprietary rights. For example, in August 2004 a complaint was filed by Verve in the Northern District of California alleging that we, along with six other parties, had breached Verve’s intellectual property rights in relation to point of sale products. Verve sought unspecified damages. Whilst this claim was dismissed, there can be no assurance that other parties will not make claims in the future. Any infringement claim, with or without merit, could result in costly litigation or require us to pay damages, reengineer or cease sales of the Company’s products, delay product installments or develop non-infringing intellectual property, any of which could have a material adverse effect on the Company’s business, financial condition, results of operations and prospects. Infringement claims could also require us to enter into royalty or licensing agreements. Royalty or licensing agreements, if required, may not be available on terms acceptable to us or at all.

Increased competition may result in decreased demand for the Company’s products and services, which may result in reduced revenues and gross margins and loss of market share.

The market for electronic payment software, electronic PoS systems and transaction reconciliation solutions, is intensely competitive and we expect competition to continue to increase. The Company’s competitors include Dione, VeriFone, Ingenico, Hypercom and Thales/Krone for the Company’s electronic PoS system products, and Transaction System Architects, Checkfree, Valuelink, CardTech Limited, Accurate Software and Chesapeake System Solutions for the Company’s software products. Some competitors in the Company’s market have longer operating histories, significantly greater financial, technical, sales, marketing and other resources, greater brand recognition and a larger installed customer base than we do. In addition, the companies with whom we have strategic relationships could develop products or services, which compete with the Company’s products or services. Furthermore, several of the customers who currently use the Company’s products or the public companies with whom we have entered into strategic relationships to use and market the Company’s products may develop competing products. Growing competition may result in reduced revenues and gross margins and loss of market share, any one of which could have a material adverse effect on the Company’s business, financial condition and results of operations. In addition, current and potential competitors may make strategic acquisitions or establish cooperative relationships to expand their product offerings and to offer more comprehensive solutions. We also expect to face additional competition as other established and emerging companies enter the market for electronic payment or transaction reconciliation solutions.

We face risks associated with the Company’s international operations that could harm the Company’s financial condition and results of operations.

Historically, a significant percentage of the Company’s revenues have been generated by the Company’s international operations, and the Company’s future growth rates and success are in part dependent on continued growth and success in international markets. We expect this trend to continue.

As is the case with most international operations, the success and profitability of the Company’s international operations are subject to numerous risks and uncertainties that include, in addition to the risks the Company’s business as a whole faces, the following:

•	Difficulties in travel due to war, terrorism or health warnings, such as SARS, preventing free movement of our employees to existing and potential customer sites

•	Differing regulatory and industry standards and certification requirements

•	The complexities of foreign tax jurisdictions

•	Reduced protection for intellectual property rights in some countries

•	Currency exchange rate fluctuations

•	Import or export licensing requirements

We depend on a few key personnel to manage and operate us.

The Company’s success is largely dependent on the personal efforts and abilities of the Company’s senior management. Following headcount reductions in fiscal 2003, fiscal 2004 and fiscal 2005, the Company has reduced the number of executives and is more dependent for its future success on the remaining executives. The loss of certain members of the Company’s senior management, including the Company’s chief executive officer and president, could have a material adverse effect on the Company’s business and prospects.

Following headcount reductions in fiscal 2003, fiscal 2004 and fiscal 2005, the Company’s success is also dependent on some remaining key employees who are skilled in payment, funds management, transaction reconciliation, exception and risk management, Internet and other technologies. The loss of these key individuals could have a material adverse effect on the Company’s business.

If we are unable to retain and attract highly skilled personnel with experience in the electronic payment, banking and retail industries, we may be unable to grow the Company’s business.

We are dependent upon the ability to attract, and hire when necessary, as well as train and retain highly skilled technical, sales and marketing, engineering, support and other highly skilled personnel with knowledge in payment, transaction reconciliation, payment reconciliation, exception and risk management, Internet and other technologies. Competition for experienced and qualified personnel is intense. As a result, we may experience increased compensation costs that may not be offset through either improved productivity or higher sales prices. There can be no assurances that we will be successful in retaining existing personnel or in attracting and recruiting experienced and qualified personnel. Based on the Company’s experience, it takes an average of nine months for a salesperson to become fully productive. We may not be successful in increasing the productivity of the Company’s sales personnel, and the failure to do so could have a material adverse effect on the Company’s business, operating results and financial condition.

The standards for electronic commerce payment transactions that we support may not achieve broad market acceptance or market acceptance may be slower than anticipated.

An important aspect of the Company’s business strategy is to continue to develop software products that support approved security standards for payment card transactions over the Internet. In the period from 1996 to 2000, The Company invested significantly in providing support for the SET standard in its products, but this standard has not gained critical mass for adoption. The Company continues to support the SSL standard that is commonly in use in the payments industry.

The emergence of the new 3-D Secure protocol is an important new development, which is approved by Visa in its Verified by Visa initiative and by MasterCard in its SecureCode initiative. The Company is providing support for the 3-D Secure protocol in its financial transaction processor acquiring products, and may do so in other products where market opportunities are identified. However, the rate of adoption of the 3-D Secure standard—and its optional extensions for chip, mobile commerce and voice messaging—is unknown. Future sales of the Company’s payment products may be adversely affected if these standards do not achieve broad market acceptance.

In addition, the Company’s electronic PoS system products support the DES, Triple DES and RSA Security public key security algorithms to meet the security standards required by the Company’s customers. If the Company’s customers’ security standard requirements were to change unexpectedly, this could adversely affect the Company’s prospects and results of operations.

The Company’s growth may be limited if we fail to build an indirect sales channel.

Indirect sales channels accounted for approximately 4% of the Company’s total revenue in fiscal 2003, 5% of the Company’s total revenue in fiscal 2004 and 3% of the Company’s total revenue in fiscal 2005. We have established relationships with a limited number of resellers and systems integrators and consultants. Some of these are new, early-stage relationships and, as such, are generally untested and many historical relationships have been unsuccessful due to the economic downturn, particularly those channels focused on the market for electronic payments for internet payment transactions. The Company’s growth may be limited by its inability to develop these new relationships.

We may be unable to protect the Company’s proprietary rights. Unauthorized use of the Company’s technology may result in development of products which compete with the Company’s products.

The Company’s success depends in part on the Company’s ability to protect the Company’s rights in the Company’s electronic payment and PoS system technology. We rely upon a combination of patents, contractual rights, trade secrets, copyright laws and trademarks to establish and protect these rights. We also seek to avoid disclosure of the Company’s trade secrets through a number of other means, including entering into confidentiality agreements with the Company’s employees, consultants and third parties to seek to limit and protect the distribution of the Company’s proprietary information regarding this technology. However, we cannot assure you that any of the Company’s proprietary rights with respect to the Company’s products will be effective, particularly products acquired through acquisition. Unauthorized parties may copy aspects of the Company’s products and obtain and use information that we regard as proprietary. Other parties may breach confidentiality agreements and other protective contracts we have executed. We may not become aware of a breach. However, should a breach occur, we may not have adequate remedies to protect the Company’s rights in the Company’s electronic payment and PoS system technology.

The Company’s industry and the Company’s customers’ industry are subject to government regulations that could limit the Company’s ability to market the Company’s products.

The Company’s current and prospective customers include non-U.S. and U.S. state and federally chartered banks and savings and loan associations. These customers, as well as customers in other industries that we plan to target in the future, operate in markets that are subject to extensive and complex regulation. While we are not directly subject to this regulation, the Company’s products and services must be designed to work within the extensive and evolving regulatory constraints under which the Company’s customers operate. If the Company’s products fail to comply with regulations applicable to the Company’s customers, or if we cannot timely and cost-effectively respond to changes in the regulatory environments of each of the Company’s customers, the Company’s product sales could be materially adversely affected, which could have a material adverse effect on the Company’s business, prospects and results of operations.

Exports of software products utilizing encryption technology are generally restricted by the U.S., Irish, German and various other foreign governments. The Company’s inability to obtain and maintain required approvals under these regulations could adversely affect the Company’s ability to sell the Company’s products. Also, U.S., Irish, German or other foreign legislation or regulations may further limit levels of encryption or authentication technology that may be sold or exported. Any export restrictions of this sort, new legislation or regulations, or increased costs of compliance could have a material adverse effect on the Company’s business, results of operations and prospects.

The Company’s electronic PoS system products must comply with standards established by telecommunications authorities in various countries, as well as with recommendations of quasi-regulatory authorities and standards-setting committees. Failure to comply with these standards and recommendations could limit the Company’s ability to sell these products.

We rely on strategic relationships that may not continue in the future.

We have developed strategic relationships with larger public companies. Historically, we have relied in part on these relationships to co-market the Company’s products and generate leads for the Company’s direct sales force, particularly in the market for electronic payment solutions for Internet payment transactions. However, these relationships are not exclusive, and the third party generally is not obligated to market the Company’s products or provide leads. We will need to establish additional strategic relationships to be successful.

The rights of shareholders in Irish corporations may be more limited than the rights of shareholders in United States corporations.

The rights of holders of ordinary shares and, therefore, some of the rights of ADS holders, are governed by Irish law and the laws of the European Union. As a result, the rights of the Company’s shareholders differ from, and may be more limited than, the rights of shareholders in typical United States corporations. In particular, Irish law significantly limits the circumstances under which shareholders of Irish corporations may bring derivative actions.

The Company’s two largest shareholders have the ability to significantly influence or control corporate actions, which limits the ability of the holders of the Company’s ADSs to influence or control corporate actions. This concentration of ownership also can reduce the market price of the Company’s ADSs.

The Company’s two largest shareholders have the ability to significantly influence the election of directors and the outcome of all corporate actions requiring shareholder approval. This concentration of ownership also may have the effect of delaying or preventing a change in control of us, which in turn could reduce the market price of the Company’s ADSs.

The Company’s corporate tax rate may increase, which could adversely impact the Company’s cash flow, financial condition and results of operations.

We currently have operations in the Republic of Ireland and may generate a significant portion of the Company’s future taxable income there. Currently, some of the Company’s Irish subsidiaries are taxed at rates substantially lower than U.S. or German tax rates. If the Company’s Irish subsidiaries were no longer to qualify for these lower tax rates or if the applicable tax laws were rescinded or changed, the Company’s operating results could be materially adversely affected. In addition, if German, U.S. and U.K. or other foreign tax authorities were to change applicable tax laws or successfully challenge the manner in which the Company’s subsidiaries’ profits are currently recognized, or if the Company’s ability to offset historical losses against future profits, if they occur, was reduced, the Company’s taxes could increase, and the Company’s business, cash flow, financial condition and results of operations could be materially adversely affected.

The Irish takeover rules, the Company’s articles of association and Irish law may make an acquisition of us more difficult, which could affect the trading price of the Company’s ADSs.

The provisions of the Irish takeover rules, as well as provisions of the Company’s articles of association and Irish law, could delay, defer or prevent a change of control of us, which in turn could reduce the market price of the Company’s ADSs. In addition, the rights of the Company’s shareholders under the takeover rules or Irish law could differ from the rights of shareholders under the United States federal and state laws governing tender offers and takeovers.

We depend on increasing use of the Internet and on the growth of electronic business. If the use of the Internet and electronic business do not grow as anticipated, the Company’s business may be materially adversely impacted.

The Company’s business in part depends on the increased acceptance and use of the Internet and wireless networks as a medium of commerce and communication. Rapid growth in the use of the Internet and wireless networks is a relatively recent phenomenon.

As a result, acceptance and use may not continue to develop at historical rates and a sufficiently broad base of business customers may not adopt or continue to use the Internet and wireless networks as a business medium. Demand for some of the Company’s products, such as PayWare Resolve may be materially impacted if a sufficiently broad base of business customers does not continue to use the internet and wireless networks as a business medium.

Our earnings will be adversely affected once we change our accounting policies with respect to the expensing of stock options.

The Company does not currently deduct the expense of employee stock option grants from the Company’s income based on the fair value method. In December 2004, the Financial Accounting Standards Board issued FASB Statement No. 123 (revised 2004), Share-Based Payment, requiring companies to change their accounting policies to record as an expense the fair value of stock options issued to employees. We are required to adopt SFAS 123(R) beginning on February 1, 2006. The change in our accounting policy with respect to the treatment of employee stock option grants will materially adversely affect our earnings.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

TRINTECH GROUP PLC

By:	/s/ Maurice Hickey
Maurice Hickey
Chief Financial Officer

Dated: December 14, 2005